As filed with the Securities and Exchange Commission on March 31, 2025.

Registration No. 333-___________

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM S-1

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

Moleculin Biotech, Inc.

(Exact name of registrant as specified in its charter)

Delaware	2834	47-4671997
(State or other jurisdiction of	(Primary Standard Industrial	(I.R.S. Employer
incorporation or organization)	Classification Code Number)	Identification Number)

5300 Memorial Drive, Suite 950

Houston, Texas 77007

(713) 300-5160

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Walter V. Klemp, Chief Executive Officer and Chairman

5300 Memorial Drive, Suite 950

Houston, Texas 77007

(713) 300-5160

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Cavas S. Pavri

Johnathan C. Duncan

ArentFox Schiff LLP

1717 K Street NW

Washington, DC 20006

Telephone: (202) 857-6000

Fax: (202) 857-6395

Approximate date of commencement of proposed sale to the public: As soon as practicable after the effective date of this Registration Statement.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. ☒

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company, or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” “smaller reporting company,” and “emerging growth company” in Rule 12b-2 of the Securities Exchange Act. (Check one):

Large accelerated filer	☐	Accelerated filer	☐
Non-accelerated filer	☒	Smaller reporting company	☒
		Emerging growth company	☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 7(a)(2)(B) of the Securities Act. ☐

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. These securities may not be sold until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

Subject to Completion, dated March 31, 2025

PRELIMINARY PROSPECTUS

Moleculin Biotech, Inc.

18,199,198 Shares of Common Stock

Issuable upon Exercise of Outstanding Warrants

This prospectus covers the offer and resale by the selling stockholder identified in this prospectus of up to an aggregate of 18,199,198 shares of our common stock consisting of (i) 6,542,058 shares of our common stock issuable upon exercise of Series D common stock purchase warrants to purchase 6,542,058 shares of our common stock (the “Series D Warrants”) and (ii) 11,657,140 shares of our common stock issuable upon exercise of Series C common stock purchase warrants to purchase 11,657,140 shares of our common stock (the “Inducement Warrants” and together with the Series D Warrants, the “Warrants”).

We issued the Series D Warrants to the selling stockholder in a private placement (the “February Private Placement”) concurrent with a registered direct offering of 1,150,000 shares of our common stock and pre-funded warrants to purchase 2,121,029 shares of our common stock (the “February Offering”). The closing of the February Offering and February Private Placement occurred on February 26, 2025.

We issued the Inducement Warrants to the selling stockholder in a warrant inducement transaction (the “Warrant Inducement Transaction”) in which the selling stockholder received the Inducement Warrants (also referred to as Series C Warrants) to purchase up to a number of shares of our common stock equal to 200% of the number of warrant shares issued pursuant to the exercise of certain existing warrants to purchase up to 5,828,570 shares of our common stock, which the selling stockholder agreed to exercise for cash at a reduced exercise price of $1.00 per share of common stock in exchange for the Company’s agreement to issue the Inducement Warrants to purchase up to 11,657,140 shares of our common stock. The Inducement Warrants were issued on February 14, 2025.

Subject to certain beneficial ownership limitations described in this prospectus, each of the Series D Warrants will become exercisable upon the receipt of shareholder approval by the Company’s shareholders as required by the rules and regulations of the Nasdaq Stock Market (the “Warrant Stockholder Approval”), will be exercisable for one share of common stock for $1.07 per share, and will expire five years from the date of the Warrant Stockholder Approval (the initial exercise date). The Company has called a special Meeting of Stockholders of the Company to be held on April 9, 2025, for purposes of obtaining the Warrant Stockholder Approval.

Subject to certain beneficial ownership limitations described in this prospectus, each Inducement Warrant is exercisable as of the date of issuance and may be exercised for a period of five years therefrom. Each Inducement Warrant has an exercise price equal to $0.75 per share.

We are not selling any shares of common stock under this prospectus and will not receive any proceeds from the sale by the selling stockholder of such shares.

Sales of the shares by the selling stockholder may occur at fixed prices, at market prices prevailing at the time of sale, at prices related to prevailing market prices, at negotiated prices and/or at varying prices determined at the time of sale. The selling stockholder may sell shares directly or to or through underwriters, broker-dealers or agents, who may receive compensation in the form of discounts, concessions or commissions from the selling stockholder, the purchasers of the shares, or both. The selling stockholder may sell any, all or none of the securities offered by this prospectus and we do not know when or in what amount the selling stockholder may sell its shares of common stock hereunder following the effective date of the registration statement of which this prospectus forms a part. We provide more information about how the selling stockholder may sell or otherwise dispose of its shares of common stock in the section titled “Plan of Distribution” on page 28.

We are paying the cost of registering the shares of common stock covered by this prospectus as well as various related expenses. The selling stockholder is responsible for all selling commissions, transfer taxes and other costs related to the offer and sale of its shares.

Our common stock is listed on The Nasdaq Capital Market, or Nasdaq, and traded under the symbol "MBRX". On March 28, 2025, the closing price of the common stock, as reported on Nasdaq was $1.04 per share.

You should read this prospectus, together with additional information described under the headings “Incorporation of Certain Information by Reference” and “Where You Can Find More Information,” carefully before you invest in any of our securities.

Investing in our securities involves a high degree of risk. See the section entitled “Risk Factors” beginning on page 7 of this prospectus and in the documents incorporated by reference into this prospectus for a discussion of risks that should be considered in connection with an investment in our securities.

Neither the Securities and Exchange Commission nor any other regulatory body has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

The date of this prospectus is                       , 2025.

ABOUT THIS PROSPECTUS

This prospectus is part of the registration statement that we filed with the Securities and Exchange Commission (the “SEC”) pursuant to which the selling stockholder named herein may, from time to time, offer and sell or otherwise dispose of the shares of our common stock covered by this prospectus. As permitted by the rules and regulations of the SEC, the registration statement filed by us includes additional information not contained in this prospectus.

This prospectus and the documents incorporated by reference into this prospectus include important information about us, the securities being offered and other information you should know before investing in our securities. You should not assume that the information contained in this prospectus is accurate on any date subsequent to the date set forth on the front cover of this prospectus or that any information we have incorporated by reference is correct on any date subsequent to the date of the document incorporated by reference, even though this prospectus is delivered or shares of common stock are sold or otherwise disposed of on a later date. It is important for you to read and consider all information contained in this prospectus, including the documents incorporated by reference therein, in making your investment decision. You should also read and consider the information in the documents to which we have referred you under “Where You Can Find More Information” and “Incorporation of Certain Information by Reference” in this prospectus.

You should rely only on this prospectus and the information incorporated or deemed to be incorporated by reference in this prospectus. We have not, and the selling stockholder has not, authorized anyone to give any information or to make any representation to you other than those contained or incorporated by reference in this prospectus. If anyone provides you with different or inconsistent information, you should not rely on it. This prospectus does not constitute an offer to sell or the solicitation of an offer to buy securities in any jurisdiction to any person to whom it is unlawful to make such offer or solicitation in such jurisdiction.

We further note that the representations, warranties and covenants made by us in any agreement that is filed as an exhibit to any document that is incorporated by reference in this prospectus were made solely for the benefit of the parties to such agreement, including, in some cases, for the purpose of allocating risk among the parties to such agreements, and should not be deemed to be a representation, warranty or covenant to you. Moreover, such representations, warranties or covenants were accurate only as of the date when made. Accordingly, such representations, warranties and covenants should not be relied on as accurately representing the current state of our affairs.

Unless otherwise indicated, information contained or incorporated by reference in this prospectus concerning our industry, including our general expectations and market opportunity, is based on information from our own management estimates and research, as well as from industry and general publications and research, surveys and studies conducted by third parties. Management estimates are derived from publicly available information, our knowledge of our industry and assumptions based on such information and knowledge, which we believe to be reasonable. In addition, assumptions and estimates of our and our industry’s future performance are necessarily uncertain due to a variety of factors, including those described in “Risk Factors” beginning on page 7 of this prospectus. These and other factors could cause our future performance to differ materially from our assumptions and estimates.

PROSPECTUS SUMMARY

This summary highlights information contained elsewhere in this prospectus. This summary does not contain all of the information that you should consider before deciding to invest in our securities. You should read this entire prospectus carefully, including the “Risk Factors” section in this prospectus and under similar captions in the documents incorporated by reference into this prospectus. The terms the “Company”, “our”, or “we” refer to Moleculin Biotech, Inc. and its subsidiaries.

Overview

We are a late-stage pharmaceutical development company currently conducting a pivotal Phase 3 trial evaluating Annamycin, a non-cardiotoxic anthracycline, in combination with Cytarabine for the treatment of subjects with relapsed/refractory acute myeloid leukemia (AML). This Phase 3 trial should have an interim unblinding of data by the end of 2025, less than a year from its commencement, and an additional unblinding in the first half of 2026. We believe such early visibility for a pivotal registration-enabling trial is highly unique in that stakeholders will receive preliminary safety and efficacy data in the “MIRACLE” trial (derived from Moleculin R/R AML AnnAraC Clinical Evaluation) within one year of dosing the first subject. Additionally, we have two portfolios of technologies for hard-to-treat cancers and viruses with clinical and preclinical research funded by investigators at academic institutions.

Each of our three core technologies is based substantially on discoveries made at and licensed from the University of Texas MD Anderson Cancer Center (MD Anderson) in Houston, Texas, and features one or more drugs that have successfully completed a Phase 1 clinical trial. Three of our six drug candidates have shown human activity in clinical trials and are currently or have been in Phase 1B/2 or Phase 2 clinical trials. One is currently beginning a Phase 2B/3 trial. Since our inception, our drugs have completed, are currently in, or have been permitted to proceed in, fourteen clinical trials. Annamycin is in a class of drugs referred to as Anthracyclines, which are an inhibitor of topoisomerase II, enabling them to cause DNA damage in rapidly replicating tumor cells. Annamycin, in a unique multilamellar lipid formulation, is our lead molecule and we have recently concluded one Phase 1B/2 clinical trial for treating Acute Myeloid Leukemia (AML) and are embarking on a Phase 3 clinical trial for the treatment of AML, which we believe will be pivotal. Annamycin is also in two Phase 1B/2 clinical trials for treating Soft Tissue Sarcoma metastasized to the lungs (STS lung metastases, STS lung mets, or Advanced STS).

We believe that our lead drug candidate Annamycin has summarily:

●

Demonstrated significant efficacy in Phase 1 and 2 cancer clinical trials - specifically relapsed and refractory (R/R) AML with complete remission rates significantly above currently approved second line therapies and STS lung mets with overall survival as a median seventh line therapy comparable to overall survival seen with approved first line monotherapies;

●	Shown encouraging activity in five different clinical trials (most of which are now complete), funded both internally and externally (through investigator initiated trials);

●

Shown in its clinical trials to be non-cardiotoxic (N=84) with some patients being safely dosed at five times the typical lifetime maximum allowed anthracycline dose, which potentially enables repeated dosing and consolidation;

●

Demonstrated in preclinical models, to be more potent than and to avoid cross resistance with some of the most common drugs used to treat AML (as well as many other cancers), including currently approved anthracyclines, Cytarabine and Venetoclax;

●	Composition of matter patent protection thru 2040 and has orphan drug and fast track status;

●	No vesicant activity, making it safer to handle and administer as compared to other anthracyclines; and,

●

Shown a complete response (CR) rate of 50%, a composite complete response (CRc) rate of 60%, durability of CRc’s of approximately 9 months (and climbing), and an overall survival (OS) rate of approximately 11 months (and climbing) (N=10) in combination with Cytarabine for the treatment of R/R AML as second line therapy to date, which is higher than other currently approved second line therapies for R/R AML.

One of our core management beliefs is that anthracyclines represent one of the most important treatments for AML and Advanced STS, and we believe Annamycin may, for the first time ever, allow a majority of these patients to benefit from this treatment. We believe that such a benefit would be disruptive to the competitive landscape for these markets. This belief, coupled with our limited resources, leads us to currently focus mainly on the development of Annamycin. We intend to advance our other drug candidates via investigator led studies - both clinically and preclinically.

Focus and Core Technologies

We are focused on internally funded (“internally” and “externally” funded trials are defined in the Funding Strategy section below) development of our core technologies:

1. Annamycin:

a.	In combination with Cytarabine (also known as Ara-C, the combination with Annamycin of which is referred to as AnnAraC) for the treatment of R/R AML, and

b.	For the treatment of STS metastasized to the lungs.

2. WP1066 IV: A better formulation for delivery intravenously of a molecule from the WP1066 portfolio to possibly further support future externally funded oncology clinical trials. Such a formulation will require additional preclinical work prior to a clinical trial.

We have established a Recommended Phase 2 Dose for WP1122 to potentially enable future externally funded oncology and virology trials. Beyond this, we support development of our core technologies through several externally funded clinical trials and primarily externally funded non-clinical research, with the potential for further studies in the future.

Our core technologies consist of the following programs:

a) Annamycin or L-Annamycin is a “next generation” anthracycline (one of the most widely used classes of chemotherapy), designed to be different than currently approved anthracyclines, which are limited in utility because of cardiotoxicity risks and their susceptibility to multidrug resistance mechanisms. Annamycin was designed to avoid multidrug resistance and to be non-cardiotoxic and, with intensive cardiac monitoring, has shown no cardiotoxicity in subjects treated in our five Annamycin clinical trials to date. Furthermore, we have demonstrated safe dosing significantly beyond the dose limitations imposed by regulatory authorities upon commonly prescribed anthracyclines due to their inherent cardiotoxicity.

b) Our WP1066 Portfolio includes WP1066, WP1193 and WP1220, three of several Immune/Transcription Modulators in the portfolio designed to inhibit p-STAT3 (phosphorylated signal transducer and activator of transcription) among other transcription factors associated with tumor activity. These also stimulate a natural immune response to tumors by inhibiting the errant activity of Regulatory T-Cells (TRegs).

c) Our WP1122 Portfolio contains compounds (including WP1122, WP1096, and WP1097) designed to exploit the potential uses of inhibitors of glycolysis such as 2-deoxy-D-glucose (2-DG). We believe such compounds may provide an opportunity to cut off the energy supply of tumors by taking advantage of their high degree of dependence on glucose in comparison to healthy cells, as well as viruses that also depend upon glycolysis and glycosylation to infect and replicate.

In all of our discussions, clinical data, where a CSR or its equivalent has not been published, are considered preliminary and subject to change.

Recent Developments

Warrant Inducement

On February 13, 2025, we entered into a warrant exercise inducement offer letter (the “Inducement Letter”) with a holder of certain existing warrants (“Holder”) to receive new warrants (the “Inducement Warrants”) to purchase up to a number of shares of common stock equal to 200% of the number of warrant shares issued pursuant to the exercise of such certain existing warrants to purchase up to 5,828,570 shares of common stock pursuant to which the Holder agreed to exercise for cash their Existing Warrants (defined below) at a Reduced Exercise Price (as defined below) in exchange for the Company’s agreement to issue the Inducement Warrants to purchase up to 11,657,140 shares of the Company’s common stock (the “Inducement Warrant Shares”). The Inducement Warrants were issued on February 14, 2025.

The Existing Warrants consisted of warrants to purchase up to 895,834 shares of the Company’s common stock issued in December 2023 (the “December 2023 Warrants”), Series A warrants to purchase up to 2,466,368 shares of the Company’s common stock issued in August 2024 (the “Series A Warrants”) and Series B Warrants to purchase up to 2,466,368 shares of the Company’s common stock issued in August 2024 (the “Series B Warrants” and collectively with the December 2023 Warrants and the Series A Warrants, the “Existing Warrants”). Pursuant to the Inducement Letter, the exercise price for such Existing Warrants was reduced to $1.00 per share (the “Reduced Exercise Price”). The issuance or resale of shares of Company common stock underlying the Existing Warrants have been registered pursuant to effective registration statements (File Nos. 333-276851 and 333-280951). The Company received aggregate gross proceeds of approximately $5.8 million from the exercise of the Existing Warrants before deducting fees and other expenses payable by it.

The Company also agreed to file a registration statement on Form S-3 (or other appropriate form if it is not then Form S-3 eligible) providing for the resale of the Inducement Warrant Shares issuable upon the exercise of the Inducement Warrants (the “Resale Registration Statement”), on or before March 30, 2025, and to use commercially reasonable efforts to have such Resale Registration Statement declared effective by the SEC within 60 days (or 90 days if the SEC issues a “full review” of the Resale Registration Statement) following the date of the Inducement Agreement and to keep the Resale Registration Statement effective at all times until no holder of the Inducement Warrants owns any Inducement Warrant Shares.

Each Inducement Warrant has an exercise price equal to $0.75. Subject to certain beneficial ownership limitations described in this prospectus, each Inducement Warrant is exercisable as of the date of issuance and may be exercised for a period of five years therefrom. The exercise price and number of shares of common stock issuable upon exercise is subject to appropriate proportional adjustment in the event of share dividends, share splits, reorganizations or similar events affecting the Company’s common stock and the exercise price.

The Inducement Warrants may only be exercised on a cashless basis if there is no registration statement registering, or the prospectus contained therein is not available for, the resale of the shares of common stock underlying the Inducement Warrants by the Holder. The Holder of an Inducement Warrant may not exercise any such warrants to the extent that such exercise would result in the number of shares of common stock beneficially owned by such holder and its affiliates exceeding 4.99% or 9.99% (at the election of the holder) of the total number of shares of common stock outstanding immediately after giving effect to the exercise, which percentage may be increased or decreased at the holder’s election not to exceed 9.99% (the “Beneficial Ownership Limitation”). In the event of certain fundamental transactions, the holder of the Inducement Warrants will have the right to receive the Black Scholes value of the Inducement Warrants calculated pursuant to a formula set forth in the Inducement Warrants, payable either in cash or in the same type or form of consideration that is being offered and being paid to the holders of common stock.

February Offering

On February 25, 2025, the Company entered into a Securities Purchase Agreement (the “Purchase Agreement”) with an institutional investor (the “Investor”) for the sale by the Company of 1,150,000 shares (the “Shares”) of the Company’s common stock and pre-funded warrants to purchase 2,121,029 shares of common stock (the “Pre-Funded Warrants”) in a registered direct offering (the “February Offering”). In a concurrent private placement (the “February Private Placement”), the Company also sold to the Investor unregistered Series D common stock purchase warrants to purchase up to an aggregate of 6,542,058 shares of common stock, which are referred to as the “Warrants” in this prospectus and the registration statement of which this prospectus forms part.

The combined purchase price of one share of common stock (or Pre-Funded Warrant in lieu thereof) and accompanying warrants was $1.07. The closing of the February Offering and February Private Placement occurred on February 26, 2025 (the “Closing Date”).

Subject to certain ownership limitations, each of the Warrants became exercisable upon the receipt of shareholder approval by the Company’s shareholders as required by the rules and regulations of the Nasdaq Stock Market (the Warrant Stockholder Approval), have an exercise price of $1.07 per share, and will expire five years from the date of the Warrant Stockholder Approval (the initial exercise date). The Company has called a special Meeting of Stockholders of the Company to be held on April 9, 2025, for purposes of obtaining the Warrant Stockholder Approval. We agreed to file a registration statement with the SEC registering the resale of the shares of common stock underlying the Warrants as soon as practicable (and in any event within 45 calendar days of the date of the Purchase Agreement).

The Warrants may only be exercised on a cashless basis if there is no registration statement registering, or a prospectus contained therein in not available for, the resale of the shares of common stock underlying the Warrants. The holder of a Warrant is prohibited from exercising of any such warrants to the extent that such exercise would result in the number of shares of common stock beneficially owned by such holder and its affiliates exceeding 4.99% or 9.99% (at the election of the Investor) of the total number of shares of common stock outstanding immediately after giving effect to the exercise. In the event of certain fundamental transactions, the holder of the Warrants will have the right to receive the Black Scholes Value (as defined in the Warrants) of its Warrant calculated pursuant to a formula set forth in the Warrants, payable either in cash or in the same type or form of consideration that is being offered and being paid to the holders of common stock.

Subject to certain ownership limitations, each Pre-Funded Warrant is exercisable into one share of common stock at a price per share of $0.001 (as adjusted from time to time in accordance with the terms thereof). In lieu of making the cash payment otherwise contemplated to be made upon exercise of the Pre-Funded Warrant, the holder may elect instead to receive upon such exercise (either in whole or in part) the net number of shares of common stock determined according to a cashless exercise formula set forth in the Pre-Funded Warrant. The holder of a Pre-Funded Warrant is prohibited from exercising such warrants to the extent that such exercise would result in the number of shares of common stock beneficially owned by such holder and its affiliates exceeding 4.99% or 9.99% (at the election of the Investor) of the total number of shares of common stock outstanding immediately after giving effect to the exercise.

The gross proceeds to the Company from the February Offering and February Private Placement were approximately $3.5 million, before deducting the placement agent fees and other estimated offering expenses payable by the Company, and excluding the proceeds, if any, from the cash exercise of the Warrants.

The February Offering of the Shares and Pre-Funded Warrants was made pursuant to a shelf registration statement on Form S-3 (File No. 333-280064) (the “Registration Statement”), which was filed by the Company with the Securities and Exchange Commission on June 7, 2024, and declared effective on July 1, 2024. The Warrants issued in the February Private Placement and the shares issuable upon exercise of the Warrants were offered in a private placement under Section 4(a)(2) of the Securities Act of 1933, as amended (the “Securities Act”), and Regulation D promulgated thereunder and have not been registered under the Securities Act or applicable state securities laws.

On February 25, 2025, the Company entered into a placement agency agreement with Roth Capital Partners, LLC (“Roth”) (the “Placement Agency Agreement”), pursuant to which the Company has agreed to pay Roth an aggregate fee equal to 7.0% of the aggregate gross proceeds received by the Company from the sale of the securities in the February Offering and February Private Placement. The Company also agreed to reimburse Roth for up to $50,000 in expenses.

Corporate Information

Our principal executive offices are located at 5300 Memorial Drive, Suite 950, Houston, Texas 77007. Our website address is www.moleculin.com. The information on or accessible through our website is not part of this prospectus.

THE OFFERING

Shares of common stock being offering by the selling stockholder:

Up to 18,199,198 shares of common stock consisting of up to (i) 6,542,058 shares of common stock issuable upon the exercise of the Series D Warrants, and (ii) 11,657,140 shares of common stock issuable upon the exercise of the Inducement Warrants,

Shares of common stock outstanding immediately before this offering	14,127,494 shares

Shares of common stock outstanding after completion of this offering	32,326,692

Use of proceeds

All proceeds from the sale of the shares of common stock under this prospectus will be for the account of the selling stockholder. We will not receive any proceeds from the sale of our shares of common stock offered pursuant to this prospectus.

Upon any exercise of the warrants by payment of cash, however, we will receive the exercise price of the warrants. We intend to use those proceeds, if any, for working capital and general corporate purposes.

Risk Factors

An investment in our securities involves a high degree of risk. See “Risk Factors” beginning on page 7 of this prospectus and the other information included and incorporated by reference in this prospectus for a discussion of the risk factors you should carefully consider before deciding to invest in our securities.

Nasdaq listing symbol

Our common stock is listed on The Nasdaq Capital Market under the symbol “MBRX.” There is no established trading market for the common warrants or pre-funded warrants and we do not expect a market to develop. In addition, we do not intend to apply for the listing of the common warrants or pre-funded warrants on any national securities exchange or other trading market. Without an active trading market, the liquidity of the common warrants and pre-funded warrants will be limited.

The number of shares of common stock to be outstanding after this offering is based on 14,127,494 shares outstanding as of March 28, 2025, and does not give effect to the shares of common stock issuable upon exercise of the pre-funded warrants being offered by us in this offering, as well as:

●       19,086,641 shares of common stock underlying outstanding warrants at a weighted average exercise price of $1.33 per share (see “Prospectus Summary – Recent Developments – Waiver Agreement” for information about the repricing of certain warrants to purchase 5,828,570 shares of common stock);

●       784,528 shares of common stock underlying outstanding options with a weighted average exercise price of $19.60 per share, which options vest over a three to four-year period;

●        334,047 shares of common stock underlying outstanding restricted stock units, which restricted stock units vest over a four-year period;

●        73,335 shares of common stock underlying outstanding performance-based restricted stock units, which performance-based restricted stock units vest dependent on specific milestones;

●       119,166 shares available for future issuance under the Moleculin Biotech, Inc. 2024 Stock Plan; and

●       the shares of common stock issuable upon exercise of the pre-funded warrants and the common warrants issued in this offering.

Except as otherwise indicated, the information in this prospectus assumes no exercise of options or exercise of warrants, unless otherwise noted.

RISK FACTORS

Before making an investment decision, in addition to the risks set forth below, you should consider the "Risk Factors" included under Item 1A. of our most recent Annual Report on Form 10-K and in our updates to those Risk Factors in our Quarterly Reports on Form 10-Q, all of which are incorporated by reference in this prospectus, as updated by our future filings with the SEC. The market or trading price of our common stock could decline due to any of these risks. In addition, please read "Forward-Looking Statements" in this prospectus, where we describe additional uncertainties associated with our business and the forward-looking statements included or incorporated by reference in this prospectus. Please note that additional risks not currently known to us or that we currently deem immaterial may also impair our business and operations.

Risks Related to this Offering

The number of shares being registered for resale is significant in relation to the number of our outstanding shares of common stock.

We have filed a registration statement of which this prospectus is a part to register the shares offered hereunder for sale into the public market by the selling stockholder. These shares represent a large number of shares of our common stock, and if sold in the market all at once or at about the same time, could depress the market price of our common stock during the period the registration statement remains effective and could also affect our ability to raise equity capital.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

Some of the information in this prospectus, and the documents we incorporate by reference, contain forward-looking statements within the meaning of the federal securities laws. You should not rely on forward-looking statements in this prospectus, and the documents we incorporate by reference. Forward-looking statements typically are identified by use of terms such as "anticipate," "believe," "plan," "expect," "future," "intend," "may," "will," "should," "estimate," "predict," "potential," "continue," and similar words, although some forward-looking statements are expressed differently. This prospectus, and the documents we incorporate by reference, may also contain forward-looking statements attributed to third parties relating to their estimates regarding the markets we may enter in the future. All forward-looking statements address matters that involve risk and uncertainties, and there are many important risks, uncertainties and other factors that could cause our actual results to differ materially from the forward-looking statements contained in this prospectus, and the documents we incorporate by reference.

Forward-looking statements include, but are not limited to, statements about:

●

 Our ability to continue our relationship with MD Anderson, including, but not limited to, our ability to maintain current licenses and license future intellectual property resulting from our sponsored research agreements with MD Anderson;

●	The success or the lack thereof, including the ability to recruit subjects on a timely basis, for a variety of reasons, of our clinical trials through all phases of clinical development;

●

Our ability to satisfy any requirements imposed by the United States (US) Food and Drug Administration (FDA) (or its foreign equivalents) as a condition of our clinical trials proceeding or beginning as planned;

●

World-wide events including the wars in Ukraine and in the Middle East, and the general supply chain shortages effects on our clinical trials, clinical drug candidate supplies, preclinical activities and our ability to raise future financing;

●	Our ability to obtain additional funding on a timely basis to commence or continue our clinical trials, fund operations and develop our product candidates;

●	The need to obtain and retain regulatory approval of our drug candidates, both in the United States and in Europe, and in countries deemed necessary for future trials;

●	Our ability to complete our clinical trials in a timely fashion in line with our stated milestones and within our expected budget and resources;

●	Our ability to maintain compliance with the continued listing requirements of the Nasdaq Capital Market;

●	Our ability to source our drug products at reasonable prices;

●	Compliance with obligations under intellectual property licenses with third parties;

●	Any delays in regulatory review and approval of drug candidates in clinical development;

●	Potential efficacy of our drug candidates;

●	Our ability to commercialize our drug candidates;

●	Market acceptance of our drug candidates;

●	Competition from existing therapies or new therapies that may emerge;

●	Potential product liability claims;

●	Our dependency on third-party manufacturers to successfully, and timely, supply or manufacture our drug candidates for our preclinical work and our clinical trials;

●	Our ability to establish or maintain collaborations, licensing or other arrangements;

●	Our ability and third parties’ abilities to protect intellectual property rights;

●	Our ability to adequately support future growth; and

●	Our ability to attract and retain key personnel to manage our business effectively.

You should also consider carefully the statements under "Risk Factors" and other sections of this prospectus, and the documents we incorporate by reference, which address additional facts that could cause our actual results to differ from those set forth in the forward-looking statements. We caution investors not to place significant reliance on the forward-looking statements contained in this prospectus, and the documents we incorporate by reference. We undertake no obligation to publicly update or review any forward-looking statements, whether as a result of new information, future developments or otherwise.

DIVIDEND POLICY

We have never declared or paid any cash dividends on our common stock, and we do not currently intend to pay any cash dividends on our common stock for the foreseeable future. We expect to retain future earnings, if any, to fund the development and growth of our business. Any future determination to pay dividends on our common stock will be at the discretion of our board of directors and will depend upon, among other factors, our results of operations, financial condition, capital requirements and any contractual restrictions.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth information, as of March 28, 2025, regarding beneficial ownership of our common stock by:

●	each of our directors;

●	each of our named executive officers;

●	all directors and executive officers as a group; and

●	each person, or group of affiliated persons, known by us to beneficially own more than five percent of our shares of common stock.

Beneficial ownership is determined according to the rules of the SEC, and generally means that person has beneficial ownership of a security if he or she possesses sole or shared voting or investment power of that security and includes options that are currently exercisable or exercisable within 60 days. Each director or officer, as the case may be, has furnished us with information with respect to beneficial ownership. Except as otherwise indicated, we believe that the beneficial owners of common stock listed below, based on the information each of them has given to us, have sole investment and voting power with respect to their shares, except where community property laws may apply. Except as otherwise noted below, the address for each person or entity listed in the table is c/o Moleculin Biotech, Inc., 5300 Memorial Drive, Suite 950, Houston, Texas 77007.

	As of March 28, 2025
	Shares beneficially owned		Percent of Class(1)
Name of Beneficial Owner
Walter V. Klemp	118,730	(2)	Less than 1%
Jonathan P. Foster	42,483	(3)	Less than 1%
Donald Picker	25,695	(4)	Less than 1%
Robert George	15,797	(5)	Less than 1%
Michael Cannon	14,818	(6)	Less than 1%
John Climaco	14,651	(6)	Less than 1%
Elizabeth Cermak	14,150	(6)	Less than 1%
Joy Yan	13,483	(6)	Less than 1%
Directors and Executive Officers as a Group (8 persons)	259,807	(7)	1.82%

5% Holders
Armistice Capital Master Fund Ltd.	1,375,000	(8)	9.82%

(1) Based on 14,127,494 shares of common stock outstanding as of March 28, 2025.

(2) Includes 15,900 shares held by AnnaMed, Inc. that have been included in the amount for Mr. Klemp. Mr. Klemp has voting and dispositive power over the shares held by AnnaMed, Inc. Includes 45,795 shares underlying options exercisable within 60 days of March 28, 2025.

(3) Includes 31,120 shares underlying options exercisable within 60 days of March 28, 2025.

(4) Of the amount in the table, 7,000 shares held by IntertechBio Corp. have been included in the amounts for Dr. Picker. Dr. Picker shares voting and dispositive power over the shares held by IntertechBio Corp. Includes 10,694 shares underlying options exercisable within 60 days of March 28, 2025.

(5) Includes 14,818 shares underlying options exercisable within 60 days of March 28, 2025.

(6) Consists solely of shares underlying options exercisable within 60 days of March 28, 2025.

(7) Consists of the shares identified in footnotes (2)-(6).

(8) The information in the table is based on the Schedule 13G/A filed on February 14, 2025 (the “Schedule 13G”), information provided to the Company by Armistice Capital Master Fund Ltd. and other information known to the Company. The securities are directly held by Armistice Capital Master Fund Ltd., a Cayman Islands exempted company (the “Master Fund”), and may be deemed to be beneficially owned by: (i) Armistice Capital, LLC (“Armistice Capital”), as the investment manager of the Master Fund; and (ii) Steven Boyd, as the Managing Member of Armistice Capital. The address of Armistice Capital Master Fund Ltd. is c/o Armistice Capital, LLC, 510 Madison Avenue, 7th Floor, New York, NY 10022.

The Amount consists of 1,375,000 shares of Common Stock. The amount does not include 18,199,198 shares of common stock issuable upon exercise of the Warrants, of which 6,542,058 warrants may not be exercised prior to receipt of the Warrant Stockholder Approval. The Warrants are subject to a beneficial ownership limitation of 4.99%, which limitation restricts the Selling Stockholder from exercising that portion of the Warrants that would result in the Selling Stockholder and its affiliates owning, after exercise, a number of shares of common stock in excess of the beneficial ownership limitation.

DIRECTORS, EXECUTIVE OFFICERS AND CORPORATE GOVERNANCE

Directors and Executive Officers

The following table sets forth the names and ages of all of our directors and executive officers as of March 28, 2024. Our officers are appointed by, and serve at the pleasure of, the Board of Directors.

Name	Age	Position
Walter V. Klemp	65	Chairman of the Board, President and Chief Executive Officer
Jonathan P. Foster	60	Chief Financial Officer and Executive Vice President
Donald Picker	79	Chief Scientific Officer
Robert E. George	75	Director
Michael D. Cannon	79	Director
John Climaco	55	Director
Elizabeth A. Cermak	66	Director
Joy Yan	46	Director

Set forth below is biographical information about each of the individuals named in the tables above:

Walter V. Klemp - Chairman of the Board, President and Chief Executive Officer

Mr. Klemp is a co-founder of our company and has served as our chairman of the board and chief executive officer since July 2015 and as president since August 2017. Mr. Klemp has also served as Executive Chairman of the Board of Autonomix Medical, Inc. (Nasdaq: AMIX) since January 2022. From July 2018 until December 2021, Mr. Klemp served as executive chairman on the board of directors of Soliton, Inc., a medical device company focused on developing new technology for use in aesthetics. In December 2021 Soliton, Inc. was acquired by AbbVie, Inc. From November 2011 to July 2018, Mr. Klemp served as chief executive officer of Soliton. Mr. Klemp served as president and chief executive officer of Zeno Corporation from 2004 to April 2011, where he developed and marketed dermatology devices and drugs from concept through FDA approval and market launch. From 1987 to 2000, Mr. Klemp served as chief executive officer and chairman of Drypers Corporation, a publicly traded multinational consumer products company that was listed as #1 on the INC 500 List of America’s Fastest Growing Companies. We believe that Mr. Klemp’s history with our company and background, coupled with his extensive experience in the medical field, provide him with the qualifications to serve as a Chairman of the Board and CEO.

Jonathan P. Foster - Executive Vice President and Chief Financial Officer

Mr. Foster has served as our chief financial officer and executive vice president since August 2016. Mr. Foster brings more than 30 years in financial experience holding a variety of executive and senior financial positions with public, private, start-up to large corporate and international companies. From February 2012 to August 2016, Mr. Foster served as Chief Financial Officer and Executive Vice President of InfuSystem Holdings, Inc., a national provider of infusion pumps and related services to the healthcare industry. From May 2011 to January 2012, Mr. Foster served as a consultant to the Chief Financial Officer of LSG Sky Chefs, USA, Inc., a subsidiary of Deutsche Lufthansa AG.

Prior to that Mr. Foster served in various C-suite capacities with public and private companies with his start beginning as Manager at Deloitte & Touche, LLP. Mr. Foster served on the Board of Financial Institutions for the State of South Carolina from 2006 to 2012 and from June 2018 until December 2021 served on the Board of Directors of Soliton, Inc., a medical device company focused on developing new technology for use in aesthetics, where he was the chair of the Audit and Compensation Committees and the past chair of the Nominating & Governance Committee. In December 2021 Soliton, Inc. was acquired by AbbVie, Inc. Since June 2021, Mr. Foster has served on the Board of Directors of Volcon, Inc.(VLCN), an electric off-road vehicle company listed on Nasdaq, where he is the past chair and current member of the Audit Committee, a member of the Nominating & Governance Committee and is the Chair of the Compensation Committee. Mr. Foster has also served on the Board of Directors of Autonomix Medical, Inc. (AMIX), a medical device company listed on Nasdaq, since January 2022. There he serves as the chair of the Audit and Compensation committees. Mr. Foster is a Certified Public Accountant (South Carolina) and holds the designation of Chartered Global Management Accountant from the American Institute of Certified Public Accountants. He received his BS in Accounting from Clemson University in 1985.

Donald Picker, PhD - Chief Scientific Officer

Dr. Picker has served as our chief scientific officer since August 2017 after serving as our chief operating officer from July 2015 until August 2017 and as our president from January 2016 to August 2017. From 2006 through 2007, Dr. Picker was the President of Tapestry Pharmaceuticals. From 1998 to 2003, Dr. Picker was CEO of Synergy Pharmaceuticals. Synergy was merged into Callisto Pharmaceuticals where he was vice president of research and development until 2006. Dr. Picker led the development of carboplatin and cisplatin from concept to FDA approval. From 2018 to 2019, Dr. Picker served on the board of directors of CNS Pharmaceuticals, Inc., and Dr. Picker currently serves as the Chief Science Officer of CNS Pharmaceuticals, Inc. on a part-time basis. Dr. Picker received his BS degree from Brooklyn Polytechnic University and his PhD from SUNY Albany in 1975. Dr. Picker is currently devoting only part of his work time to us and provides services as needed to us.

Robert E. George - Director

Mr. George joined our Board of Directors upon our IPO. He was a partner with the international accounting firm of PricewaterhouseCoopers (PWC) for 27 years until 2010, where his client service sectors included healthcare, among others. Mr. George currently serves as Chairman of the Audit Committee for The University of Texas Health Science Center at Houston and, from 2011-2024, was a member of The University of Texas at Austin McCombs Graduate School of Business accounting faculty. Mr. George has a B.B.A. - Accounting (cum laude) from the University of North Texas. We believe Mr. George’s deep and broad level of expertise in financial accounting and reporting matters, particularly in the healthcare sector, as a former audit partner at PricewaterhouseCoopers provide him with the qualifications to serve as a director.

Michael D. Cannon - Director

Mr. Cannon joined our Board of Directors upon our IPO. Between 1997 and 2004, Mr. Cannon was the Chief Science Officer, EVP and a Director of SICOR, Inc., a U.S. public pharmaceutical company, until its acquisition by Teva Pharmaceutical Industries, Inc. SICOR focused on generic finished dosage injectable pharmaceuticals, active pharmaceutical ingredients and generic biopharmaceuticals. While at SICOR, he oversaw the acquisition and development of the biological business, including initiation and management of international partnerships, as well as on the design, construction, and licensure of protein manufacturing facilities. From July 2005 to December 2009, Mr. Cannon was a member of the scientific advisory board of Trevi Health Ventures LP, a New York investment fund specializing in health care investments. From May 2005 until December 2011, Mr. Cannon was a partner in a private partnership formed to evaluate and perform preliminary development of intellectual property in the healthcare sector. Since 2005, Mr. Cannon has served as a board member for several private companies. Mr. Cannon currently serves on the boards of directors of three privately held biotech companies. He previously served on the board of directors of Athenex, Inc., a public company traded on the Nasdaq. Mr. Cannon has a degree in chemistry from Fordham College. We believe Mr. Cannon’s distinguished career in the biotechnology field, particularly as Chief Science Officer, EVP and a Director of SICOR, a publicly traded company, provide him with the qualifications to serve as a director.

John M. Climaco, Esq. - Director

Mr. Climaco joined our Board of Directors in July 2017. Mr. Climaco has served as the chief executive officer of CNS Pharmaceuticals, Inc. since September 2017. Mr. Climaco has served in leadership roles in a variety of healthcare companies. From 2014 until 2017, Mr. Climaco served as the Executive Vice ‐President of Perma‐Fix Medical S.A. From 2002 until 2012, Mr. Climaco served as President and CEO of Axial Biotech, Inc., a DNA diagnostics company. Mr. Climaco previously served as a director of Digirad, Inc., a leading national provider of imaging services; PDI, Inc., a provider of outsourced commercial services to pharma companies; InfuSystem Holdings, Inc., the largest supplier of infusion services to oncologists in the United States; and Birner Dental Management Services, Inc., a provider of practice management services to the dental industry. Mr. Climaco obtained his Juris Doctorate Degree from University of California Hastings College of Law, San Francisco, CA and a Bachelors of Philosophy from Middlebury College, Middlebury, VT. Mr. Climaco is active with the State Bar of Utah. We believe Mr. Climaco’s vast experience with development stage companies and his legal background provides him with the qualifications to serve as a director.

Elizabeth Cermak - Director

Ms. Cermak joined our Board of Directors in October 2020. Ms. Cermak has held numerous board positions in the healthcare space, including most recently at Clarus Therapeutics, Inc., where she served as an Independent Board Director. In addition, Ms. Cermak was also formerly an Independent Board Director at Neurana Pharmaceuticals, QUE Oncology and SteadyMed Therapeutics. From 2009 to 2013, Ms. Cermak was the Chief Commercial Officer and Executive Vice President at POZEN, now Aralez Pharmaceuticals. As Chief Commercial Officer at POZEN, Ms. Cermak developed the commercial strategy and launch Plans for the Company's first self-marketed product, and signed licensing deals with Johnson & Johnson, Desitin, and Sanofi. Prior to joining POZEN, Ms. Cermak worked at Johnson & Johnson for 25 years, serving most recently as World-Wide Vice President Personal Products Franchise and Vice President Professional Sales & Marketing, and leading the US Women's Health Pharmaceutical business. We believe Ms. Cermak’s extensive experience in the healthcare industry provides her with the qualifications to serve as a director.

Joy Yan - Director

Dr. Yan joined our Board of Directors in March 2022. Dr. Yan is a biopharma executive and oncology physician-scientist with extensive experience in early and late clinical development with a successful track record leading the development of multiple oncology products from strategic planning through global submissions and approvals. Dr. Yan currently serves as the Corporate Deputy General Manager of Hengrui Pharmaceutical, after her tenure as the Chief Medical Officer of Keymed Bioscience. She was also an Independent Board Director at Checkmate Pharmaceuticals. She served as a member of the Scientific Advisory Board at Ambrx, after her role as the Chief Medical Officer of Ambrx, where she led the pipeline strategy and quickly advanced the development programs. She also assisted on the cross-over financing and IPO. Previously at Bristol Myers Squibb, she led the successful development of multiple oncology products from strategic planning through global submissions and approvals, including BMS’ first FDA Pilot Programs (RTOR, Project ORBIS, AAid) for nivolumab and ipilimumab. She also has broad clinical development experience from her roles with Janssen and Bayer, where she led Phase 1, 2 and 3 studies exploring a variety of MOAs and evaluated NMEs (daratumumab, radium-223, anti-IL3R, Bi-specifics, ADCs, TKIs) across multiple tumor types. Dr. Yan completed her Ph.D. in Biochemistry & Molecular Biology at Johns Hopkins University. She received her M.D. from China Medical University and completed her residency and clinical fellowship at University of Washington. We believe Dr. Yan’s extensive experience with early and late clinical development provides her with the qualifications to serve as a director.

No director is related to any other director or executive officer of our company or our subsidiaries, and, there are no arrangements or understandings between a director and any other person pursuant to which such person was elected as director.

CORPORATE GOVERNANCE

Our Board of Directors

Our Board of Directors oversees the business affairs of Moleculin and monitors the performance of management. Pursuant to our Bylaws, the Board of Directors shall consist of no less than one director. Members of the Board of Directors discussed various business matters informally on numerous occasions throughout the year 2023. The Board held 8 meetings during 2023. In addition to meetings of the full Board of Directors, our Board has established an Audit Committee, Compensation Committee, Nominating and Corporate Governance Committee. During 2023, these Board committees held an additional 17 meetings during the year. Specifically, the breakdown of the committee meetings for 2023 are as follows: 9 for the Audit Committee, 6 for the Compensation Committee, and 2 for the Nominating and Corporate Governance Committee. Additionally, on 17 occasions in 2023 the Board of Directors and committees, after discussing items in meetings or with management, took action via unanimous written consent. We believe that such interaction between fellow Board members and with management provided proper oversight of the Company. Each incumbent director attended more than 75% of the total number of meetings of the Board of Directors and committee meetings of which such director was a member (held during the period for which such director was in office).

Director Independence

The rules of the Nasdaq Stock Market, or the Nasdaq Rules, require a majority of a listed company’s board of directors to be composed of independent directors. In addition, the Nasdaq Rules require that, subject to specified exceptions, each member of a listed company’s audit, compensation and nominating and governance committees be independent. Under the Nasdaq Rules, a director will only qualify as an independent director if, in the opinion of our Board of Directors, that person does not have a relationship that would interfere with the exercise of independent judgment in carrying out the responsibilities of a director. The Nasdaq Rules also require that audit committee members satisfy independence criteria set forth in Rule 10A-3 under the Securities Exchange Act of 1934, as amended, or the Exchange Act. In order to be considered independent for purposes of Rule 10A-3, a member of an audit committee of a listed company may not, other than in his or her capacity as a member of the audit committee, the board of directors, or any other board committee, accept, directly or indirectly, any consulting, advisory, or other compensatory fee from the listed company or any of its subsidiaries or otherwise be an affiliated person of the listed company or any of its subsidiaries. In considering the independence of compensation committee members, the Nasdaq Rules require that our Board of Directors must consider additional factors relevant to the duties of a compensation committee member, including the source of any compensation we pay to the director and any affiliations with our company.

Our Board of Directors undertook a review of the composition of our Board of Directors and its committees and the independence of each director. Based upon information requested from and provided by each director concerning his or her background, employment and affiliations, including family relationships, our Board of Directors has determined that each of our directors, with the exception of Mr. Klemp, are independent as defined under the Nasdaq Rules.

Board Committees

We established a Nominating and Corporate Governance Committee, an Audit Committee and a Compensation Committee. Our Board of Directors has adopted and approved a charter for each of these standing committees. The charters, which include the functions and responsibilities of each of the committees, can be found in the “Investors - Corporate Governance” section on our web site at www.moleculin.com.

Audit Committee. The members of the Audit Committee are Robert George (Chairperson), Michael Cannon, John Climaco, and Elizabeth Cermak. Each member of the Audit Committee is independent as defined by the Nasdaq Rules. In addition, each member of the Audit Committee satisfies the additional requirements of the SEC and Nasdaq Rules for audit committee membership, including the additional independence requirements and the financial literacy requirements. The Board has determined that at least one member of the Audit Committee, Mr. George, is an “audit committee financial expert” as defined in the SEC’s rules and regulations. The primary purpose of the Audit Committee is to oversee the quality and integrity of our accounting and financial reporting processes and the audit of our financial statements. The Audit Committee is responsible for selecting, compensating, overseeing and terminating the selection of our independent registered public accounting firm.

Nominating and Corporate Governance Committee. The members of the Nominating and Corporate Governance Committee are Robert George (Chairperson), Michael Cannon, John Climaco, and Elizabeth Cermak. Each member of the Nominating and Corporate Governance Committee is independent as defined by Nasdaq Rules. The primary functions and responsibilities of the Nominating and Corporate Governance Committee are to: (a) determine the qualifications, qualities, skills, and other expertise required to be a director; (b) identify and screen individuals qualified to become members of the Board; (c) make recommendations to the Board regarding the selection and approval of the nominees for director; and (d) review and assess the adequacy of our corporate governance policies and procedures.

Compensation Committee. The members of the Compensation Committee are Michael Cannon (Chairperson), Robert George, John Climaco, and Elizabeth Cermak. Each member of the Compensation Committee is independent as defined by Nasdaq Rules.

The Compensation Committee is responsible for, among other things, reviewing and making recommendations to the Board of Directors with respect to the annual compensation for our Chief Executive Officer and Chief Financial Officer. The Compensation Committee also is responsible for reviewing and making recommendations to the Board of Directors regarding the annual compensation and benefits for our other executive officers. The Compensation Committee also, among other things, reviews compensation of the Board, reviews and makes recommendations on all new executive compensation programs that are proposed for adoption and administers the Company’s equity incentive plans.

Our Chief Executive Officer and Chief Financial Officer review the performance of our other executive officers (other than themselves) and, based on that review, they then make recommendations to the Compensation Committee about the compensation of executive officers (other than themselves). Neither our Chief Executive Officer nor Chief Financial Officer participate in any deliberations or approvals by the Board or the Compensation Committee with respect to their own compensation. Since April 2018, the Compensation Committee has retained Pay Governance LLC (“Pay Governance”), a compensation consulting firm, to evaluate our executive compensation program. Pay Governance’s engagement included assisting the Compensation Committee with the selection of a peer group of companies for benchmarking purposes, and conducting a review of executive compensation to support the Committee in its executive compensation determinations. The consultant is engaged at the direction of the Compensation Committee rather than management, the consultant’s fees are approved by the Compensation Committee, and all reports are addressed to the Compensation Committee rather than management.

Nomination of Director Candidates

We receive suggestions for potential director nominees from many sources, including members of the Board, advisors, and stockholders. Any such nominations, together with appropriate biographical information, should be submitted to the Chairperson of the Nominating and Corporate Governance Committee in the manner discussed below. Any candidates submitted by a stockholder or stockholder group are reviewed and considered in the same manner as all other candidates.

Qualifications for consideration as a Board nominee may vary according to the particular areas of expertise being sought as a complement to the existing board composition. However, minimum qualifications include high level leadership experience in business activities, breadth of knowledge about issues affecting the Company, experience on other boards of directors, preferably public company boards, and time available for meetings and consultation on Company matters. Our Nominating and Corporate Governance Committee does not have a formal policy with regard to the consideration of diversity in identifying director candidates, but seeks a diverse group of candidates who possess the background, skills and expertise to make a significant contribution to the Board, to the Company and our stockholders. Candidates whose evaluations are favorable are recommended by our Nominating and Corporate Governance Committee to the full Board for consideration. The full Board selects and recommends candidates for nomination as directors for stockholders to consider and vote upon at the annual meeting.

A stockholder wishing to nominate a candidate for election to our Board of Directors at any annual meeting at which the Board of Directors has determined that one or more directors will be elected must submit a written notice of his or her nomination of a candidate to the Chairperson of the Nominating and Corporate Governance Committee (c/o the Corporate Secretary), providing the candidates name, biographical data and other relevant information (as set forth in our Bylaws) together with a consent from the nominee. Pursuant to our Bylaws, the submission must be received at our principal executive offices 120 days prior to the anniversary date of the mailing date of our previous year’s proxy statement so as to permit the Board of Directors time to evaluate the qualifications of the nominee. In the event the date of our next annual meeting is more than 30 days before or more than 70 days after the first anniversary of the prior year’s annual meeting, the stockholder’s submission must be so delivered not earlier than the close of business on the 120th day prior to such annual meeting and not later than the close of business on the later of the 90th day prior to such annual meeting, or the 10th day following the day on which we first make a public announcement of the date of such meeting.

In addition to satisfying the foregoing requirements under our Bylaws, stockholders who intend to solicit proxies in support of director nominees other than our nominees must comply with the additional requirements of Rule 14a-19(b) under the Exchange Act to comply with the universal proxy rules. The requirements under the universal proxy rules are in addition to the applicable procedural requirements under our Bylaws described above.

During 2020, our Nominating and Corporate Governance Committee retained a third-party search firm to conduct a search to recruit a director. Ms. Cermak was recommended to our Nominating and Corporate Governance Committee by the third-party search firm. During 2021, our Nominating and Corporate Governance Committee retained a third-party search firm to conduct a search to recruit a director. Dr. Yan was recommended to our Nominating and Corporate Governance Committee by the third-party search firm. Except as set forth above, we have not employed an executive search firm, or paid a fee to any other third party, to locate qualified candidates for director positions.

Stockholder Communications with Directors

Persons wishing to write to our Board of Directors, or to a specified director or committee of the Board, should send correspondence to the Corporate Secretary at 5300 Memorial Drive, Suite 950, Houston, Texas 77007. Electronic submissions of stockholder correspondence will not be accepted.

The Corporate Secretary will forward to the directors all communications that, in his or her judgment, are appropriate for consideration by the directors. Examples of communications that would not be appropriate for consideration by the directors include commercial solicitations and matters not relevant to the stockholders, to the functioning of the Board or to the affairs of Moleculin. Any correspondence received that is addressed generically to the Board of Directors will be forwarded to the Chairman of the Board.

Anti-Hedging Policy

Our policies prohibit directors, officers and other employees from purchasing financial instruments (including prepaid variable forward contracts, equity swaps, collars, and exchange funds), or otherwise engaging in transactions, that hedge or offset, or are designed to hedge or offset, any decrease in the market value of our equity securities without our prior approval.

Code of Ethics

We have adopted a written code of ethics that applies to our directors, principal executive officer, principal financial officer, principal accounting officer or controller and any persons performing similar functions. The code of ethics is on the “Investors - Corporate Governance - Governance Documents” section of our web site at www.moleculin.com. We intend to disclose any future amendments to, or waivers from, the code of ethics within four business days of the waiver or amendment through a website posting or by filing a Current Report on Form 8-K with the SEC.

Insider Trading Policy

Our Board has adopted an Insider Trading Policy that applies to all of our directors, executive officers, and employees. The policy attempts to establish standards that will avoid even the appearance of improper conduct on the part of insiders by requiring, among other things, that insiders maintain the confidentiality of information about the Company and to not engage in transactions in the Company’s securities while aware of material nonpublic information.

Section 16(A) Reports

Section 16(a) of the Exchange Act requires our directors and executive officers and persons who own more than 10% of the outstanding shares of common stock to file reports with the SEC disclosing their ownership of common stock at the time they become subject to Section 16(a) and changes in such ownership that occur during the year. Based solely on a review of copies of such reports furnished to us, or on written representations that no reports were required, we believe that all directors, executive officers and holders of more than 10% of the common stock complied in a timely manner with the filing requirements applicable to them with respect to transactions during the year ended December 31, 2024.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS, AND DIRECTOR INDEPENDENCE

In September 2022, we entered into a portfolio development advisory agreement with an entity affiliated with Dr. Waldemar Priebe, or co-founder. In connection with the agreement, we issued the entity a ten-year warrant to purchase 16,667 shares of our common stock with an exercise price of $18.60. The warrant vests as follows: (a) 50% vests upon execution of the agreement, provided the advisor does not terminate the agreement prior to the first anniversary of the agreement; and (b) 50% vests 60 days after the end of the one-year term, subject to our Board of Directors determining that the services provided have been adequately performed; provided that the warrant shall vest in full upon a change of control event.

We currently employ Lindsay Picker, the daughter of Dr. Picker, our president and chief operating officer, as a clinical research associate on an at-will basis. Ms. Picker's total compensation is less than $120,000.

In February 2019, we entered into a sublicense agreement with WPD Pharmaceuticals, Inc. Dr. Priebe is affiliated with WPD Pharmaceuticals, Inc. In March 2023, we and WPD agreed to terminate the sublicense agreement. Pursuant to the termination, we agreed to pay WPD (or its designees) $700,000 in cash and shares of our common stock valued at $800,000. In connection with the termination, WPD agreed to assign all of its rights and obligations to us related to the Phase 1b/2 clinical trial of Annamycin for the treatment of STS lung metastases being conducted at Maria Sklodowska-Curie National Research Institute. With the termination of the WPD sublicense agreement, we now hold the worldwide rights to all of our licensed intellectual property, other than the rights related to non-human animals.

In February 2019, we entered into sublicense agreement with Animal Lifesciences, LLC. Dr. Priebe is affiliated with Animal Lifesciences, LLC. For more information on the terms of this agreement, please see Item 1 - Business-Our Licensing Agreements in our Form 10-K.

We have entered, and intend to continue to enter, into separate indemnification agreements with our directors and executive officers, in addition to the indemnification provided for in our Certificate of Incorporation and Bylaws. These agreements, among other things, require us to indemnify our directors and executive officers for certain expenses, including attorneys’ fees, judgments, fines and settlement amounts incurred by a director or executive officer in any action or proceeding arising out of their services as one of our directors or executive officers or as a director or executive officer of any other company or enterprise to which the person provides services at our request. We believe that these charter provisions and indemnification agreements are necessary to attract and retain qualified persons as directors and officers.

The limitation of liability and indemnification provisions in our Certificate of Incorporation and Bylaws may discourage stockholders from bringing a lawsuit against directors for breach of their fiduciary duties. They may also reduce the likelihood of derivative litigation against directors and officers, even though an action, if successful, might benefit us and our stockholders. A stockholder’s investment may decline in value to the extent we pay the costs of settlement and damage awards against directors and officers pursuant to these indemnification provisions.

Policies and Procedures for Related Party Transactions

Our audit committee charter provides that our audit committee is responsible for reviewing and approving in advance any related party transaction. This will cover, with certain exceptions set forth in Item 404 of Regulation S-K under the Securities Act, any transaction, arrangement or relationship, or any series of similar transactions, arrangements or relationships in which we were or will be a participant to, where the amount involved exceeds the lesser of $120,000 or one percent of the average of our total assets at year-end for the last two completed fiscal years, and a related person had or will have a direct or indirect material interest, including, without limitation, purchases of goods or services by or from the related person or entities in which the related person has a material interest, indebtedness, guarantees of indebtedness and employment by us of a related person. In determining whether to approve a proposed transaction, our audit committee will consider all relevant facts and circumstances including: (i) the materiality and character of the related party’s direct or indirect interest; (ii) the commercial reasonableness of the terms; (iii) the benefit or perceived benefit, or lack thereof, to us; (iv) the opportunity cost of alternate transactions; and (v) the actual or apparent conflict of interest of the related party.

COMPENSATION OF DIRECTORS AND EXECUTIVE OFFICERS

Executive Officer Compensation

Our named executive officers ("NEO") for the years ended December 31, 2024 and 2023, which consist of our principal executive officer and our two other most highly compensated executive officers, are:

Name and Principal Position	Year	Salary ($)	Non-Equity Incentive Plan Compensation ($)	Stock Awards ($) (1)	Option Awards ($) (1)	All Other Compensation ($) (2)	Total ($)
Walter V. Klemp, Chairman, President - Chief Executive Officer (3)	2024	565,000	375,000	281,750	197,481	39,528	1,458,759
	2023	565,000	292,500	323,625	196,431	37,043	1,414,599
Jonathan P. Foster, Executive Vice President and Chief Financial Officer (4)	2024	405,000	200,000	202,125	128,363	54,151	989,639
	2023	405,000	156,000	155,813	73,662	50,167	840,642
Donald Picker, Chief Scientific Officer (5)	2024	340,000	160,000	85,750	78,992	29,320	694,062
	2023	340,000	124,800	63,563	49,108	21,635	599,106

(1)         Represents the full grant date fair value of the option grant or restricted stock unit calculated in accordance with FASB ASC Topic 718. These amounts do not necessarily correspond to the actual value that may be realized by the named executive officer. For a summary of the assumptions made in the valuation of the awards, please see Note 6 to our financial statements as of and for the period ended December 31, 2023 included in the Annual Report.

(2)          Represents payments made by us for medical coverage, term life, dental vision, short and long-term disability, voluntary AD&D and voluntary life.

(3)         Mr. Klemp's bonus for 2024 of $375,000 has been accrued and is accruing at 8% interest and has not yet been paid. Mr. Klemp's equity awards in 2024 consisted of 100,000 stock options with a grant date fair value of $197,481, and 115,000 restricted stock units with a grant date fair value of $281,750. Mr. Klemp's equity awards in 2023 consisted of 26,667 stock options with a grant date fair value of $196,431, and 35,959 restricted stock units with a grant date fair value of $323,625.

(4)         Mr. Foster's bonus for 2024 of $200,000 has been accrued and is accruing at 8% interest and has not yet been paid. Mr. Foster's equity awards in 2024 consisted of 65,000 stock options with a grant date fair value of $128,363, and 82,500 restricted stock units with a grant date fair value of $202,125. Mr. Foster's equity awards in 2023 consisted of 10,000 stock options with a grant date fair value of $73,662, and 17,313 restricted stock units with a grant date fair value of $155,813.

(5)         Mr. Picker's bonus for 2024 of $160,000 has been accrued and is accruing at 8% interest and has not yet been paid. Mr. Picker’s equity awards in 2024 consisted of 40,000 stock options with a grant date fair value of $78,992, and 35,000 restricted tock units with a grant date fair value of $85,750. Mr. Picker’s equity awards in 2023 consisted of 6,667 stock options with a grant date fair value of $49,108, and 7,603 restricted tock units with a grant date fair value of $63,563.

Narrative to Summary Compensation Table

Processes and Procedures for Compensation Decisions

Our Compensation Committee is responsible for the executive compensation programs for our executive officers and reports to our board of directors on its discussions, decisions and other actions. We have established for compensation purposes a compensation year from June 1 until May 31 of each year (Compensation Year). In June of each year, our Compensation Committee completes its annual review of executive compensation, as described below, and determines the compensation arrangements for the next Compensation Year.

Typically, our Chief Executive Officer and Executive Vice President & Chief Financial Officer, the latter of whom is responsible for human resources, make recommendations to our Compensation Committee. Both our Chief Executive Officer and Chief Financial Officer attend Compensation Committee meetings when requested by the committee and are involved in determining the compensation for the respective executive officers who report to them. They make recommendations to the Compensation Committee regarding short-term and long-term compensation for all executive officers based on our financial results, an individual executive officer’s contribution toward these results, and performance toward individual goal achievement. Bonuses are determined by a detailed set of goals and objectives set at the beginning of each Compensation Year. Such compensation recommendations are made as a result of input from reports on peer groups issued to the Compensation Committee from Pay Governance, an independent compensation consultant retained by the Compensation Committee and also from discussions management has with another independent human resource consultant on pay trends in the industries.

The Compensation Committee then reviews the recommendations and other data. The Compensation Committee makes decisions regarding compensation for each executive officer, although it may, in its discretion, make recommendations to our board of directors regarding executive compensation for its approval. The Compensation Committee is authorized to retain the services of one or more executive compensation advisors, as it sees fit, in connection with the establishment of our compensation programs and related policies.

The Compensation Committee reviews compensation annually for all employees. In setting executive base salaries, bonuses and granting equity incentive awards, the Compensation Committee considers compensation for comparable positions in the market, the individual executive’s performance as compared to our expectations and objectives, our desire to motivate our employees to achieve short and long-term results that are in the best interests of our stockholders and a long-term commitment to our company. The Compensation Committee typically reviews and discusses the executive leadership team's proposed compensation with the Chief Executive Officer and Chief Financial Officer for all executives other than the Chief Executive Officer and Chief Financial Officer. Based on those discussions and its discretion, the Compensation Committee then determines the compensation for each executive. Our Compensation Committee, without members of management present, discusses and ultimately approves the compensation of our executive officers.

The compensation listed in the table above for our executive officers shows a 0% increase in salaries from 2023 to 2024.

Compensation Consultant

Since April 2018, the Compensation Committee has retained Pay Governance, an independent compensation consultant, to evaluate our executive and board of directors compensation program. Pay Governance’s engagement included assisting the Compensation Committee with the selection of a peer group of companies for benchmarking purposes, and review of executive compensation and non-employee director compensation programs. The consultant is engaged at the direction of the Compensation Committee rather than management, the consultant’s fees are approved by the Compensation Committee, and all reports are addressed to the Compensation Committee rather than management.

Annual Base Salary

For the 2023/2024 Compensation Year, the base salaries for Mr. Klemp, Mr. Foster, and Dr. Picker were $565,000, $405,000, and $340,000, respectively. For the 2024/2025 Compensation Year, the base salaries for Mr. Klemp, Mr. Foster, and Dr. Picker were unchanged.

Annual Bonus and Non-Equity Incentive Plan Compensation.

We seek to motivate and reward our executives for achievements relative to our corporate goals and objectives, and with respect to their individual goals, for each fiscal year. For the 2022/2023 and 2023/2024 Compensation Years, the target bonus each year for Mr. Klemp, Mr. Foster and Dr. Picker were 66%, 49%, and 47%, respectively, of their base salary. With respect to payment of bonuses, our Compensation Committee establishes certain “stretch goals” for our officers that permit a total potential bonus payable of 120% of the established target bonus.

The actual performance-based annual bonus paid is calculated by multiplying the executive’s annual base salary, target bonus percentage, the percentage attainment of the corporate goals established by the Board for such year, which represents the total potential bonus payable to our named executive officers, and the percentage attainment of the individual goals approved by our Compensation Committee with respect to our other executive officers. However, the Compensation Committee is not required to calculate bonuses in this manner and retains discretion in the amounts it awards and the factors it takes into consideration in determining bonus amounts. At the end of the Compensation Year, the Compensation Committee reviews our performance against our goals and objectives and approves the extent to which we achieved each of our corporate and individual goals and objectives, and, for each named executive officer, the amount of the bonus awarded.

For the 2022/2023 Compensation Year, bonuses were awarded based on our achievement of specified corporate goals, including the progress of our clinical trials, the improvement of our internal controls and our ability to maintain sufficient funding, and individual goals, as applicable. Based on the level of achievement, our Compensation Committee awarded Mr. Klemp, Mr. Foster and Dr. Picker 78%, 78%, and 78%, respectively, of their potential bonuses for the 2022/2023 Compensation Year. In addition, in August 2022, our Compensation Committee approved the potential payment of a cash bonus to Mr. Klemp of $375,000 payable upon the dosing of the first patient in our Phase 2 clinical trial of Annamycin for the treatment of soft tissue sarcoma lung metastases. This objective was satisfied in November 2022 and has been included in the table for 2022. These actual bonus amounts are reflected in the "Non-Equity Incentive Plan Compensation" column of the Summary Compensation Table above.

In November 2024, the Compensation Committee of the Board of Directors took the following actions in connection with the executive compensation for the 2023/2024 compensation year (June 1, 2023 to May 31, 2024) with its named executive officers (Walter Klemp, President and Chief Executive Officer; Jonathan P. Foster, Executive Vice President and Chief Financial Officer; and Dr. Donald Picker, Chief Scientific Officer): (i) cash bonuses in the aggregate amount of $735,000 were granted based on the full achievement of the goals and objectives for the compensation year, however the payment of the bonuses was accrued and will be paid the earlier of a) 364 days or b) approval by the CEO after consultation with the Board of Directors; and (ii) the Compensation Committee agreed that the accrued bonuses will earn interest at a rate of 8% per annum. These bonuses remain accrued on the Company's financials, and have not yet been paid.

Long-Term Incentives

Our 2015 Amended and Restated Stock Plan (the “2015 Stock Plan”) provides for the grant of stock options, stock awards, stock unit awards and stock appreciation rights to key employees, non-employee directors and consultants.

Each year our Compensation Committee establishes a value for the expected equity grant issuable to each of our named executive officers. For the 2022/2023 Compensation Year, the fair value of the equity grants for Mr. Klemp, Mr. Foster and Dr. Picker were $550,000, $243,000 and $119,000, respectively. For the 2023/2024 Compensation Year, the fair value of the equity grants for Mr. Klemp, Mr. Foster and Dr. Picker were established at $550,000, $243,000 and $119,000, respectively, although the final determination for any equity grants remains at the discretion of the Compensation Committee. For options, we set the option exercise price, and grant date fair value based on the closing price of our common stock on Nasdaq on the date of grant. The shares underlying options typically vest in four equal annual installments. For other equity awards, the grant date fair value is based on the closing price of our common stock on Nasdaq on the date of grant.

In addition, on December 29, 2023, the Compensation Committee and Board approved the grant of performance-based restricted stock units (each, a “PSU”) to Mr. Klemp, Mr. Foster and Dr. Picker with 43,590 PSUs, 19,180 PSUs, and 5,744 PSUs, respectively. Each PSU will only vest upon both of two performance conditions listed below:

(A) The approval of the 2024 Stock Plan by the Company stockholders, which occurred on October 24, 2024; and

(B) The first of the following to occur:

(a)  a licensing transaction with a valuation, at the time, in excess of $150 million, which valuation shall be determined by the Board;

(b)  the filing of a new drug application; or

(c)  upon a Change in Control (as defined in the 2015 Stock Plan), in each case subject to the respective executive officer's continued service with us as of each such vesting date.

The Company has not recognized any compensation expense related to these awards as the achievement of the Performance Metric is not yet deemed to be probable, as none of the goals have been achieved to date. Therefore, no additional values from the PSU awards are reflected in the "Stock Awards" column of the Summary Compensation Table above.

Equity Awards

The following table sets forth certain information concerning our outstanding equity awards for our named executive officers at December 31, 2024.

Outstanding Equity Awards At Fiscal Year-End

	Option Awards					Stock Awards (2)
Name	Grant Date of Equity Award	Number of Securities Underlying Unexercised Options (#) Exercisable (1)	Number of Securities Underlying Unexercised Options (#) Unexercisable (1)	Option Exercise Price ($)	Option Expiration Date	Number of shares or units of stock that have not vested (#)	Market value of shares of units of stock that have not vested ($) (3)
Walter V. Klemp, Chairman, President - Chief Executive Officer	11/4/2024	—	100,000	2.45	11/4/2034	115,000	195,500
	(4)					43,590	(4)
	6/22/2023	6,667	20,000	9.00	6/22/2033	26,969	45,847
	6/20/2022	7,500	7,500	22.35	6/20/2032	7,500	12,750
	6/16/2021	11,182	3,727	55.95	6/16/2031	1,667	2,834
	7/2/2020	5,556	—	83.40	7/2/2030	—	—
	7/11/2019	5,556	—	117.90	7/11/2029	—	—
	6/6/2018	5,556	—	163.80	6/6/2028	—	—
	10/3/2017	3,778	—	224.10	10/3/2027	—	—
Jonathan P. Foster, Chief Financial Officer and Executive Vice President	11/4/2024	—	65,000	2.45	11/4/2034	82,500	140,250
	(4)					19,180	(4)
	6/22/2023	2,500	7,500	9.00	6/22/2033	12,984	22,073
	6/20/2022	5,167	5,167	22.35	6/20/2032	5,422	9,217
	6/16/2021	5,439	1,813	55.95	6/16/2031	833	1,416
	7/2/2020	5,112	—	83.40	7/2/2030	—	—
	7/11/2019	3,500	—	117.90	7/11/2029	—	—
	6/6/2018	3,345	—	163.80	6/6/2028	—	—
	10/3/2017	1,612	—	224.10	10/3/2027	—	—
	8/19/2016	4,445	—	526.50	8/19/2026	—	—
Donald Picker, Chief Scientific Officer	11/4/2024	—	40,000	2.45	11/4/2034	35,000	59,500
	(4)					5,744	(4)
	6/22/2023	1,667	5,000	9.00	6/22/2032	5,297	9,005
	6/20/2022	2,167	2,167	22.35	6/20/2032	2,156	3,665
	6/16/2021	3,135	1,044	55.95	6/16/2031	—	—
	7/2/2020	1,112	—	83.40	7/2/2030	—	—
	7/11/2019	1,112	—	117.90	7/11/2029	—	—
	6/6/2018	834	—	163.80	6/6/2028	—	—
	10/3/2017	667	—	224.10	10/3/2027	—	—

(1)     The shares underlying the options vest in equal annual installments over a four-year period (i.e., one-quarter of each grant vests on the first, second, third and fourth anniversary of the grant date), subject to continued service with us through each applicable vesting date.

(2)     Consists of restricted stock unit awards that vest in four equal annual installments, subject to continued service with us through each applicable vesting date.

(3)     Based on the closing price of our common stock on December 31, 2024 of $1.70.

(4)     On December 29, 2023, the Compensation Committee and Board approved the grant of performance-based restricted stock units (each, a “PSU”) under our Stock Plan to the Company’s executive officers as follows: (i) Walter Klemp, Chief Executive Officer – 43,590 PSUs; (ii) Jonathan P. Foster, Chief Financial Officer – 19,180 PSUs; and (iii) Donald Picker, Chief Science Officer – 5,744 PSUs.

Each such PSU will only vest upon both: (A) the approval of the Plan Amendment by the Company stockholders; and (B) the first of the following to occur: (a) a licensing transaction with a valuation, at the time, in excess of $150 million, which valuation shall be determined by the Board; (b) the filing of a new drug application; or (c) upon a Change in Control (as defined in the Stock Plan), in each case subject to the respective executive officer’s continued service with us as of each such vesting date. The Company has not recognized any compensation expense related to these awards as the achievement of the Performance Metric is not yet deemed to be probable, as none of the goals have been achieved to date.

Employment Agreements

Klemp Employment Agreement

On January 4, 2024, we entered into an amended and restated employment agreement with Mr. Walter V. Klemp pursuant to which Mr. Klemp agreed to serve as our Chief Executive Officer commencing on such date for an initial term of one year, which is automatically renewed for additional one-year terms unless either party chooses not to renew the agreement. The agreement provided for an initial annual salary of $565,000, which is reviewed annually. Mr. Klemp may receive an annual bonus, provided that the final determination on the amount of the annual bonus, if any, will be made by the Compensation Committee of the Board of Directors, based on criteria established by the Compensation Committee. If Mr. Klemp’s employment is terminated at our election without “cause” (as defined in the agreement), which requires 90 days advanced notice, or by Mr. Klemp for “good reason” (as defined in the agreement), Mr. Klemp shall be entitled to receive severance payments equal to 12 months of Mr. Klemp’s base salary. Mr. Klemp has agreed not to compete with us for 12 months after the termination of his employment.

Foster Employment Agreement

On January 4, 2024, we entered into an amended and restated employment agreement with Mr. Jonathan P. Foster pursuant to which Mr. Foster agreed to serve as our Chief Financial Officer and Executive Vice President commencing on such date for an initial term of one year, which is automatically renewed for additional one year terms unless either party chooses not to renew the agreement. The agreement provided for an initial annual salary of $405,000, which is reviewed annually. Mr. Foster may receive an annual bonus, provided that the final determination on the amount of the annual bonus, if any, will be made by the Compensation Committee of the Board of Directors, based on criteria established by the Compensation Committee. If Mr. Foster’s employment is terminated at our election without “cause” (as defined in the agreement), which requires 90 days advanced notice, or by Mr. Foster for “good reason” (as defined in the agreement), Mr. Foster shall be entitled to receive severance payments equal to 12 months of Mr. Foster’s base salary. Mr. Foster has agreed not to compete with us for 12 months after the termination of his employment.

Donald Picker Employment Agreement

On January 4, 2024, we entered into an employment agreement with Mr. Donald Picker pursuant to which Mr. Picker agreed to serve as our Chief Science Officer commencing on such date for an initial term of one year, which is automatically renewed for additional one-year terms unless either party chooses not to renew the agreement. The agreement provided for an initial annual salary of $340,000, which is reviewed annually. If Mr. Picker’s employment is terminated at our election without “cause” (as defined in the agreement), which requires 90 days advanced notice, or by Mr. Picker for “good reason” (as defined in the agreement), Mr. Picker shall be entitled to receive severance payments equal to 12 months of Mr. Picker’s base salary. Mr. Picker has agreed not to compete with us for 12 months after the termination of his employment.

Director Compensation

Our Compensation Committee has engaged Pay Governance LLC, an independent compensation consultant, to advise them on matters relating to our non-employee director compensation program. Based on a review of a compensation study prepared by Pay Governance, our Compensation Committee recommended to our Board and our Board approved the following policy for compensating non-employee members of the Board for 2024:

•     Each non-employee director shall receive annual cash compensation of $40,000. In addition, the chairperson of the Audit Committee, Compensation Committee and Nominating and Governance Committee shall receive an annual compensation of $15,000, $10,000 and $7,500, respectively; the other members of such committees shall receive an annual compensation of $7,500, $5,000 and $3,750, respectively; and the Lead Independent Director shall receive an annual compensation of $15,000. Cash payments will be made quarterly within 15 days after calendar quarter end.

•     Upon the initial appointment (or election) of non-employee directors to the Board, the director will be issued a 10-year option to purchase 2,000 shares of our common stock, under our shareholder approved stock plans, with 3-year annual vesting and an exercise price equal the closing price of our common stock on the date of the appointment (or election).

•     Annually, on the date of our annual meeting, each non-employee director that is re-elected at the annual meeting will be issued, upon a motion and approval of the Board of Directors, a 10-year option to purchase 1,000 shares of our common stock, under our shareholder approved stock plans, with 1-year annual vesting and an exercise price equal the closing price of our common stock on the date of the annual meeting.

Our Compensation Committee, with the assistance of its independent compensation consultant, intends to reevaluate its compensation policy with respect to the equity issuances we make to our non-employee members of the Board during 2024.

The following table sets forth the total compensation earned by our non-employee directors in 2023 (Mr. Klemp does not earn additional compensation for his services on the Board, and his compensation is fully reflected in the “-Summary Compensation Table” above):

Name	Year	Fees earned or paid in cash ($)	Option awards ($) (1)	Total ($)
Michael D. Cannon	2024	$61,500	$17,800	$79,300
Robert E. George	2024	$68,000	$17,800	$85,800
John Climaco	2024	$76,500	$17,800	$94,300
Elizabeth Cermak	2024	$56,500	$17,800	$74,300
Joy Yan	2024	$40,000	$17,800	$57,800

(1)          Represents the full grant date fair value of the option award our board approved and granted to each non-employee director, calculated in accordance with FASB ASC Topic 718. These amounts do not necessarily correspond to the actual value that may be realized by the director. For a summary of the assumptions made in the valuation of the awards, please see Note 6 to our financial statements as of and for the period ended December 31, 2023 included in the Form 10-K along with the proxy statement. As of December 31, 2024, the aggregate number of shares outstanding under all options to purchase our common stock held by our non-employee directors were: Mr. Cannon - 15,336 shares; Mr. George - 15,336 shares; Mr. Climaco - 15,169 shares, Ms. Cermak - 14,668 shares, and Ms. Yan - 14,001 shares. None of our non-employee directors held stock awards other than options as of December 31, 2024.

Recoupment Policy

We adopted the Moleculin Biotech, Inc. Dodd-Frank Restatement Recoupment Policy effective as of October 2, 2023. In the event that we are required to prepare a financial restatement, the Committee will recoup all erroneously awarded incentive-based compensation calculated on a pre-tax basis received after October 2, 2023, by a person (i) after beginning service as an executive officer, (ii) who served as an executive officer at any time during the performance period for that incentive-based compensation, and (iii) during the three completed fiscal years immediately preceding the date that the Company is required to prepare a restatement, and any transition period (that results from a change in the Company’s fiscal year) of less than nine months within or immediately following those three completed fiscal years. “Clawback” or recoupment policy in our executive compensation program contributes to creating and maintaining a culture that emphasizes integrity and accountability and reinforces the performance-based principles underlying our executive compensation program.

Granting of Certain Equity Awards Close in Time to the Release of Material Nonpublic Information

We do not grant equity awards in anticipation of the release of material nonpublic information, and do not time the public release of such information based on award grant dates. During the last completed fiscal year, we have not made awards to any named executive officer during the period beginning four business days before and ending one business day after the filing of a period report on Form 10-Q or Form 10-K or the filing or furnishing of a current report on Form 8-K, and we have not timed the disclosure of material nonpublic information for the purpose of affecting the value of executive compensation.

DESCRIPTION OF CAPITAL STOCK

The following summary is a description of the material terms of our capital stock. This summary is not complete and is qualified by reference to our amended and restated certificate of incorporation and our amended and restated bylaws, each as amended, which are filed as exhibits to this prospectus and are incorporated by reference herein. We encourage you to read our amended and restated certificate of incorporation, our amended and restated bylaws and the applicable provisions of the Delaware General Corporation Law for additional information.

Our certificate of incorporation authorizes us to issue up to 100,000,000 shares of common stock, par value $0.001 per share, and 5,000,000 shares of preferred stock par value $0.001 per share.

Common Stock

Shares of our common stock have the following rights, preferences, and privileges:

Voting. Each holder of common stock is entitled to one vote for each share of common stock held on all matters submitted to a vote of stockholders. Any action at a meeting at which a quorum is present will be decided by a majority of the voting power present in person or represented by proxy, except in the case of any election of directors, which will be decided by a plurality of votes cast. There is no cumulative voting.

Dividends. Holders of our common stock are entitled to receive dividends when, as and if declared by our board of directors out of funds legally available for payment, subject to the rights of holders, if any, of any class of stock having preference over the common stock. Any decision to pay dividends on our common stock will be at the discretion of our board of directors. Our board of directors may or may not determine to declare dividends in the future. The board’s determination to issue dividends will depend upon our profitability and financial condition any contractual restrictions, restrictions imposed by applicable law and the SEC, and other factors that our board of directors deems relevant.

Liquidation Rights. In the event of a voluntary or involuntary liquidation, dissolution or winding up of the company, the holders of our common stock will be entitled to share ratably on the basis of the number of shares held in any of the assets available for distribution after we have paid in full, or provided for payment of, all of our debts and after the holders of all outstanding series of any class of stock have preference over the common stock, if any, have received their liquidation preferences in full.

Other. Our issued and outstanding shares of common stock are fully paid and nonassessable. Holders of shares of our common stock are not entitled to preemptive rights. Shares of our common stock are not convertible into shares of any other class of capital stock, nor are they subject to any redemption or sinking fund provisions.

Preferred Stock

We are authorized to issue up to 5,000,000 shares of preferred stock. Our certificate of incorporation authorizes the board to issue these shares in one or more series, to determine the designations and the powers, preferences and relative, participating, optional or other special rights and the qualifications, limitations and restrictions thereof, including the dividend rights, conversion or exchange rights, voting rights (including the number of votes per share), redemption rights and terms, liquidation preferences, sinking fund provisions and the number of shares constituting the series. Our board of directors could, without stockholder approval, issue preferred stock with voting and other rights that could adversely affect the voting power and other rights of the holders of common stock and which could have the effect of making it more difficult for a third party to acquire, or of discouraging a third party from attempting to acquire, a majority of our outstanding voting stock.

December 2023 Warrants

On December 20, 2023, we entered into Securities Purchase Agreements (the December Purchase Agreement) with an institutional investor and several of our executive officers, advisors, and a member of our board of directors (collectively, the December Investors) for the sale of: (i) 240,151 shares (the December Shares) of our common stock, and (ii) pre-funded warrants to purchase 229,506 shares of common stock in lieu thereof (the December Pre-Funded Warrants) in a registered direct offering (the December Offering). In a concurrent private placement (the December Private Placement), we also sold to the Investors unregistered warrants to purchase up to an aggregate of 939,312 shares of common stock (the December Common Warrants). The combined purchase price of one share of common stock (or December Pre-Funded Warrant in lieu thereof) and accompanying December Common Warrant was $9.60 for the institutional investor, and $10.35 for the executive officers, employees, advisors and the member of our board of directors who participated in the December Offering. The December Offering closed on December 26, 2023.

Subject to certain ownership limitations, each of the December Common Warrants became exercisable on the effective date of the stockholder approval required by the applicable rules and regulations of the Nasdaq Stock Market with respect to the issuance of all of the December Common Warrants and the common stock upon the exercise thereof. On February 14, 2024, we held a special meeting of stockholders at which our stockholders approved the issuance of up to 939,312 shares of our common stock upon the exercise of the December Common Warrants.

Subject to certain ownership limitations, each December Common Warrant has an exercise price of $9.60 per share and expires five years from the date of stockholder approval. On August 15, 2024, we entered into a warrant amendment agreement (the “Warrant Amendment”) with the institutional investor from the December Offering pursuant to which we agreed to amend December Common Warrant to purchase 895,834 shares of common stock for the institutional investor to have an exercise price of $2.23 per share, beginning on the effective date of stockholder approval of the issuance of the shares upon exercise of the December Common Warrant (the “Warrant Stockholder Approval”) and expiring five years from the date of Warrant Stockholder Approval. The Warrant Stockholder Approval was received on October 24, 2024.

The December Common Warrants may only be exercised on a cashless basis if there is no registration statement registering, or the prospectus contained therein is not available for, the issuance of shares of Common stock underlying the December Common Warrants to the holder. The holder of a December Common Warrant may not exercise any such warrants to the extent that such exercise would result in the number of shares of common stock beneficially owned by such holder and its affiliates exceeding 4.99% or 9.99% (at the election of the holder) of the total number of shares of common stock outstanding immediately after giving effect to the exercise, which percentage may be increased or decreased at the holder’s election not to exceed 9.99% (the “Beneficial Ownership Limitation”); provided that a holder with a Beneficial Ownership Limitation of 4.99%, upon notice to us and effective sixty-one (61) days after the date such notice is delivered to us, may increase the Beneficial Ownership Limitation so long as it in no event exceeds 9.99% of the number of shares of common stock outstanding immediately after exercise.

In the event of certain fundamental transactions, the holder of the December Common Warrants will have the right to receive the Black Scholes value of its December Common Warrants calculated pursuant to a formula set forth in the December Common Warrants, payable either in cash or in the same type or form of consideration that is being offered and being paid to the holders of Common stock.

Under the terms of the December Common Warrants, we may at any time during the term of the December Common Warrants reduce the then current exercise price to any amount and for any period of time deemed appropriate by our Board of Directors.

August 2024 Series A/B Warrants

On August 15, 2024, we entered into a Securities Purchase Agreement (the August Purchase Agreement) with an institutional investor (the August Investor) for the sale by the Company of (i) 283,000 shares (the August Shares) of the Company’s common stock and 2,183,368 pre-funded warrants to purchase shares of common stock in lieu thereof (the August Pre-Funded Warrants); (ii) Series A Warrants to purchase up to an aggregate of 2,466,368 shares of common stock (the Series A Warrants); and (iii) Series B Warrants to purchase up to an aggregate of 2,466,368 shares of common stock (the Series B Warrants, and together with the Series A Warrants, the Series A/B Warrants)) (the August Offering). The combined purchase price for the securities was $2.23 per share of common stock (or August Pre-Funded Warrant in lieu thereof) and accompanying Series A/B Warrants.

Each Series A/B Warrant has an exercise price of $2.23 per share. The Series A Warrants expire on the earlier of (i) two years from the initial exercise date, or (ii) 60 days from the Company’s public announcement that it has achieved the Series A Milestone Event (defined below). The Series B warrants expire on the earlier of (i) five years from the initial exercise date, or (ii) six months from the Company’s public announcement that it has achieved the Series B Milestone Event (defined below). As used herein, “Series A Milestone Event” means the Company releases interim data for the first subject group from the MIRACLE trial whereby the complete remission rate for either dose of the Company’s study drug is greater than placebo; and “Series B Milestone Event” means the Company releases final topline data from the MIRACLE trial and documented a statistically significant improvement in the primary efficacy endpoint.

The Series A/B Warrants may only be exercised on a cashless basis if there is no registration statement registering, or the prospectus contained therein is not available for, the issuance of shares of Common stock underlying the Series A/B Warrants to the holder. The holder of an Series A/B Warrant may not exercise any such warrants to the extent that such exercise would result in the number of shares of common stock beneficially owned by such holder and its affiliates exceeding 4.99% or 9.99% (at the election of the holder) of the total number of shares of common stock outstanding immediately after giving effect to the exercise, which percentage may be increased or decreased at the holder’s election not to exceed 9.99% (the “Beneficial Ownership Limitation”); provided that a holder with a Beneficial Ownership Limitation of 4.99%, upon notice to us and effective sixty-one (61) days after the date such notice is delivered to us, may increase the Beneficial Ownership Limitation so long as it in no event exceeds 9.99% of the number of shares of common stock outstanding immediately after exercise.

In the event of certain fundamental transactions, the holder of the Series A/B Warrants will have the right to receive the Black Scholes value of its Series A/B Warrants calculated pursuant to a formula set forth in the Series A/B Warrants, payable either in cash or in the same type or form of consideration that is being offered and being paid to the holders of Common stock.

Under the terms of the Series A/B Warrants, we may at any time during the term of the Series A/B Warrants reduce the then current exercise price to any amount and for any period of time deemed appropriate by our Board of Directors.

August 2024 Placement Agent Warrants

In connection with the August Offering, the Company issued to the placement agent in such offering warrants (the “August Placement Agent Warrants”) to purchase up to 123,318 shares of common stock (which represents 5% of the aggregate number of shares of common stock issued in the August Offering and issuable upon the exercise of the August Pre-Funded Warrants) with an exercise price of $2.7875 per share and that terminate five years from the date of the commencement of sales in the August Offering.

Series C Warrants (or the Inducement Warrants)

On February 13, 2025, we entered into a warrant exercise inducement offer letter (the Inducement Letter) with the selling stockholder pursuant to which the selling stockholder received the Series C Warrants (also referred to as Inducement Warrants) to purchase up to a number of shares of common stock equal to 200% of the number of warrant shares issued pursuant to the exercise of certain existing warrants to purchase up to 5,828,570 shares of common stock, which the selling stockholder agreed to exercise for cash at a reduced exercise price of $1.00 per share of common stock in exchange for the Company’s agreement to issue the Inducement Warrants to purchase up to 11,657,140 shares of the Company’s common stock. The Inducement Warrants were issued on February 14, 2025.

Each Inducement Warrant has an exercise price of $0.75 per share and expires on February 14, 2030, the five-year anniversary of the initial exercise date.

The Inducement Warrants may only be exercised on a cashless basis if there is no registration statement registering, or the prospectus contained therein is not available for, the resale of shares of Common stock underlying the Inducement Warrants by the holder. The holder of an Inducement Warrant may not exercise any such warrants to the extent that such exercise would result in the number of shares of common stock beneficially owned by such holder and its affiliates exceeding 4.99% or 9.99% (at the election of the holder) of the total number of shares of common stock outstanding immediately after giving effect to the exercise, which percentage may be increased or decreased at the holder’s election not to exceed 9.99% (the “Beneficial Ownership Limitation”); provided that a holder with a Beneficial Ownership Limitation of 4.99%, upon notice to us and effective sixty-one (61) days after the date such notice is delivered to us, may increase the Beneficial Ownership Limitation so long as it in no event exceeds 9.99% of the number of shares of common stock outstanding immediately after exercise.

In the event of certain fundamental transactions, the holder of the Inducement Warrants will have the right to receive the Black Scholes value of its Inducement Warrants calculated pursuant to a formula set forth in the Inducement Warrants, payable either in cash or in the same type or form of consideration that is being offered and being paid to the holders of Common stock.

Under the terms of the Inducement Warrants, we may at any time during the term of the Inducement Warrants reduce the then current exercise price to any amount and for any period of time deemed appropriate by our Board of Directors.

Except as otherwise provided in the Inducement Warrants or by virtue of such holder’s ownership of our shares of common stock, the holders of the Inducement Warrants do not have the rights or privileges of holders of our shares of common stock, including any voting rights, until the holder exercises their Inducement Warrants.

Series D Warrants

We issued the Series D Warrants to the selling stockholder in a private placement (the February Private Placement) concurrent with a registered direct offering of 1,150,000 shares of our common stock and pre-funded warrants to purchase 2,121,029 shares of common stock (the February Offering). The closing of the February Offering and February Private Placement occurred on February 26, 2025.

Subject to certain beneficial ownership limitations described in this prospectus, each of the Series D Warrants will become exercisable upon the receipt of shareholder approval by the Company’s shareholders as required by the rules and regulations of the Nasdaq Stock Market (the Warrant Stockholder Approval), will be exercisable for one share of common stock for $1.07 per share of common stock, and will expire five years from the date of the Warrant Stockholder Approval (the initial exercise date). The Company has called a special Meeting of Stockholders of the Company to be held on April 9, 2025, for purposes of obtaining the Warrant Stockholder Approval.

The Series D Warrants may only be exercised on a cashless basis if there is no registration statement registering, or the prospectus contained therein is not available for, the resale of shares of Common stock underlying the Series D Warrants by the holder. The holder of an Series D Warrant may not exercise any such warrants to the extent that such exercise would result in the number of shares of common stock beneficially owned by such holder and its affiliates exceeding 4.99% or 9.99% (at the election of the holder) of the total number of shares of common stock outstanding immediately after giving effect to the exercise, which percentage may be increased or decreased at the holder’s election not to exceed 9.99% (the “Beneficial Ownership Limitation”); provided that a holder with a Beneficial Ownership Limitation of 4.99%, upon notice to us and effective sixty-one (61) days after the date such notice is delivered to us, may increase the Beneficial Ownership Limitation so long as it in no event exceeds 9.99% of the number of shares of common stock outstanding immediately after exercise.

In the event of certain fundamental transactions, the holder of the Series D Warrants will have the right to receive the Black Scholes value of its Series D Warrants calculated pursuant to a formula set forth in the Series D Warrants, payable either in cash or in the same type or form of consideration that is being offered and being paid to the holders of Common stock.

Under the terms of the Series D Warrants, we may at any time during the term of the Series D Warrants reduce the then current exercise price to any amount and for any period of time deemed appropriate by our Board of Directors.

Except as otherwise provided in the Series D Warrants or by virtue of such holder’s ownership of our shares of common stock, the holders of the Series D Warrants do not have the rights or privileges of holders of our shares of common stock, including any voting rights, until the holder exercises their Series D Warrants.

Pre-Funded Warrants

In connection with the August Offering, the December Offering, and the February Offering, the Company issued pre-funded warrants to purchase shares of common stock of which none are outstanding. Each December Pre-Funded Warrant and August Pre-Funded Warrant is exercisable for one share of common stock at an exercise price of $0.001 per share (as adjusted from time to time in accordance with the terms thereof) and may be exercised at any time until all of the Pre-Funded Warrants are exercised in full, subject to the beneficial ownership limitations.

Other Warrants

In addition to the warrants described above, the Company has additional warrants outstanding to purchase an aggregate of 720,643 shares of common stock with a weighted average exercise price of $12.30 per share and that terminate between 2025 and 2034.

Limitations on Liability and Indemnification of Officers and Directors

Our amended and restated certificate of incorporation and our amended and restated bylaws limit the liability of our officers and directors and provide that we will indemnify our officers and directors, in each case, to the fullest extent permitted by the Delaware General Corporation Law.

We have entered into separate indemnification agreements with each of our directors and executive officers. Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors or executive officers, we have been informed that in the opinion of the SEC such indemnification is against public policy and is therefore unenforceable.

Certificate of Incorporation and Bylaw Provisions

Our amended and restated certificate of incorporation and our amended and restated bylaws include a number of anti-takeover provisions that may have the effect of encouraging persons considering unsolicited tender offers or other unilateral takeover proposals to negotiate with our board of directors rather than pursue non-negotiated takeover attempts. These provisions include:

Advance Notice Requirements. Our bylaws establish advance notice procedures with regard to stockholder proposals relating to the nomination of candidates for election as directors or new business to be brought before meetings of stockholders. These procedures provide that notice of stockholder proposals must be timely and given in writing to our corporate Secretary. Generally, to be timely, notice must be received at our principal executive offices not fewer than 120 calendar days prior to the first anniversary date on which our notice of meeting and related proxy statement was mailed to stockholders in connection with the previous year’s annual meeting of stockholders. The notice must contain the information required by the bylaws, including information regarding the proposal and the proponent.

Special Meetings of Stockholders. Our bylaws provide that special meetings of stockholders may be called at any time by only the Chairman of the Board, the Chief Executive Officer, the President or the board of directors, or in their absence or disability, by any vice president.

No Written Consent of Stockholders. Our certificate of incorporation and our bylaws provide that any action required or permitted to be taken by stockholders must be effected at a duly called annual or special meeting of stockholders and may not be effected by any consent in writing by such stockholders.

Exclusive Forum Provision. Our certificate of incorporation provides that the Court of Chancery of the State of Delaware shall be the sole and exclusive forum for (i) any derivative action or proceeding brought our behalf, (ii) any action asserting a claim of breach of a fiduciary duty owed by any of our directors or officers to us or our stockholders, (iii) any action asserting a claim against us arising pursuant to any provision of the Delaware General Corporation Law (the “DGCL”), or our certificate of incorporation or the bylaws, and (iv) any action asserting a claim against us governed by the internal affairs doctrine. This provision would not apply to suits brought to enforce a duty or liability created by the Exchange Act or Securities Act.

This choice of forum provision may limit a stockholder’s ability to bring a claim in a judicial forum that it finds favorable for disputes with us or our directors, officers or other employees, which may discourage such lawsuits against us and our directors, officers and employees. Alternatively, a court could find these provisions of our certificate of incorporation to be inapplicable or unenforceable in respect of one or more of the specified types of actions or proceedings, which may require us to incur additional costs associated with resolving such matters in other jurisdictions, which could adversely affect our business and financial condition.

Amendment of Bylaws. Our stockholders may amend any provisions of our bylaws by obtaining the affirmative vote of the holders of a majority of each class of issued and outstanding shares of our voting securities, at a meeting called for the purpose of amending and/or restating our bylaws.

Preferred Stock. Our certificate of incorporation authorizes our board of directors to create and issue rights entitling our stockholders to purchase shares of our stock or other securities. The ability of our board to establish the rights and issue substantial amounts of preferred stock without the need for stockholder approval may delay or deter a change in control of us. See “Preferred Stock” above.

Delaware Takeover Statute

We are subject to Section 203 of the DGCL which, subject to certain exceptions, prohibits a Delaware corporation from engaging in any “business combination” (as defined below) with any interested stockholder for a period of three years following the date that such stockholder became an interested stockholder, unless: (1) prior to such date, the board of directors of the corporation approved either the business combination or the transaction that resulted in the stockholder becoming an interested stockholder; (2) on consummation of the transaction that resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding for purposes of determining the voting stock outstanding those shares owned (x) by persons who are directors and also officers and (y) by employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to this plan will be tendered in a tender or exchange offer; or (3) on or subsequent to such date, the business combination is approved by the board of directors and authorized at an annual or special meeting of stockholders, and not by written consent, by the affirmative vote of at least 66 2⁄3% of the outstanding voting stock that is not owned by the interested stockholder.

Section 203 of the DGCL defines generally “business combination” to include: (1) any merger or consolidation involving the corporation and the interested stockholder; (2) any sale, transfer, pledge or other disposition of 10% or more of the assets of the corporation involving the interested stockholder; (3) subject to certain exceptions, any transaction that results in the issuance or transfer by the corporation of any stock of the corporation to the interested stockholder; (4) any transaction involving the corporation that has the effect of increasing the proportionate share of the stock of any class or series of the corporation beneficially owned by the interested stockholder; or (5) the receipt by the interested stockholder of the benefit of any loans, advances, guarantees, pledges or other financial benefits provided by or through the corporation. In general, Section 203 defines an “interested stockholder” as any entity or person beneficially owning 15% or more of the outstanding voting stock of the corporation and any entity or person affiliated with or controlling or controlled by such entity or person.

Listing

Our common stock is listed on the Nasdaq Capital Market under the symbol “MBRX”.

Transfer Agent

The transfer agent for our common stock is VStock Transfer, LLC located at 18 Lafayette Place, Woodmere, New York 11598.

SELLING STOCKHOLDER

We are registering the resale of 18,199,198 shares of common stock issuable upon exercise of the Warrants held by the selling stockholder identified below, to permit its, or its transferees, pledgees, distributes, and other successors-in-interest that may be identified in a supplement to this prospectus or, if required, a post-effective amendment to the registration statement of which this prospectus is a part, to resell or otherwise dispose of such shares of common stock in the manner contemplated under the section entitled “Plan of Distribution” in this prospectus (as may be supplemented and amended).

The selling stockholder may sell some, all or none of its shares in this offering, and these shares of common stock may be offered only after exercise of all, or a portion of the Warrants held by the selling stockholder. We cannot predict when or if the selling stockholder will exercise its Warrants, and following any such exercise, we do not know how long the selling stockholder will hold the shares before selling them. We currently have no agreements, arrangements or understandings with the selling stockholder regarding the sale or other disposition of any of the shares. The shares covered hereby may be offered from time to time by the selling stockholder. As a result, we cannot estimate the number of shares of common stock the selling stockholder will beneficially own after termination of sales under this prospectus. In addition, the selling stockholder may have sold, transferred or otherwise disposed of all or a portion of its shares of common stock since the date on which it provided information for this table.

Except for the ownership of our securities, including the Warrants, and except as disclosed in our periodic reports and current reports filed with the SEC from time to time, the selling stockholder has not had any material relationship with us within the past three years.

Beneficial ownership is determined in accordance with the rules of the SEC and includes voting or investment power with respect to our common stock. Generally, a person “beneficially owns” shares of our common stock as of a date if the person has or shares with others the right to vote those shares or to dispose of them on that date, or if the person has the right to acquire voting or disposition rights within 60 days of that date.

The information in the table below and the footnotes thereto regarding shares of common stock to be beneficially owned after the offering assumes the sale of all shares being offered by the selling stockholder under this prospectus.

Name of Selling Shareholder	Number of Shares Beneficially Owned Prior to this Offering	Maximum Number of Shares to be Sold Pursuant to this Offering	Number of Shares Beneficially Owned After Offering	Percentage of the class to be owned After Offering
Armistice Capital Master Fund Ltd.(1)	19,574,198(2)(3)	18,199,198(3)	1,375,000(4)	4.27%

(1) The information in the table is based on the Schedule 13G/A filed on February 14, 2025 (the “Schedule 13G”), information provided to the Company by Armistice Capital Master Fund Ltd. and other information known to the Company. The securities are directly held by Armistice Capital Master Fund Ltd., a Cayman Islands exempted company (the “Master Fund”), and may be deemed to be beneficially owned by: (i) Armistice Capital, LLC (“Armistice Capital”), as the investment manager of the Master Fund; and (ii) Steven Boyd, as the Managing Member of Armistice Capital. The address of Armistice Capital Master Fund Ltd. is c/o Armistice Capital, LLC, 510 Madison Avenue, 7th Floor, New York, NY 10022.

(2) The Amount consists of 1,375,000 shares of Common Stock and 18,199,198 shares of common stock issuable upon exercise of the Warrants, of which 6,542,058 warrants may not be exercised prior to receipt of the Warrant Stockholder Approval.

(3) The “Number of Shares Beneficially Owned Prior to this Offering” and “Maximum Number of Shares to be Sold Pursuant to this Offering” include shares underlying the Warrants that are subject to a beneficial ownership limitation of 4.99%, which limitation restricts the Selling Stockholder from exercising that portion of the Warrants that would result in the Selling Stockholder and its affiliates owning, after exercise, a number of shares of common stock in excess of the beneficial ownership limitation.

(4) Assumes the sale of all 18,199,198 shares offered by the Selling Stockholder to be sold in this offering.

PLAN OF DISTRIBUTION

The selling stockholder of the securities and any of its pledgees, assignees and successors-in-interest may, from time to time, sell any or all of their securities covered hereby on the Nasdaq Capital Market or any other stock exchange, market or trading facility on which the securities are traded or in private transactions. These sales may be at fixed or negotiated prices. The selling stockholder may use any one or more of the following methods when selling securities:

●	ordinary brokerage transactions and transactions in which the broker-dealer solicits purchasers;

●	block trades in which the broker-dealer will attempt to sell the securities as agent but may position and resell a portion of the block as principal to facilitate the transaction;

●	purchases by a broker-dealer as principal and resale by the broker-dealer for its account;

●	an exchange distribution in accordance with the rules of the applicable exchange;

●	privately negotiated transactions;

●	settlement of short sales;

●	in transactions through broker-dealers that agree with the selling stockholder to sell a specified number of such securities at a stipulated price per security;

●	through the writing or settlement of options or other hedging transactions, whether through an options exchange or otherwise;

●	a combination of any such methods of sale; or

●	any other method permitted pursuant to applicable law.

The selling stockholder may also sell securities under Rule 144 or any other exemption from registration under the Securities Act, if available, rather than under this prospectus.

Broker-dealers engaged by the selling stockholder may arrange for other brokers-dealers to participate in sales. Broker-dealers may receive commissions or discounts from the selling stockholder (or, if any broker-dealer acts as agent for the purchaser of securities, from the purchaser) in amounts to be negotiated, but, except as set forth in a supplement to this prospectus, in the case of an agency transaction not in excess of a customary brokerage commission in compliance with FINRA Rule 2121; and in the case of a principal transaction a markup or markdown in compliance with FINRA 2121.

In connection with the sale of the securities or interests therein, the selling stockholder may enter into hedging transactions with broker-dealers or other financial institutions, which may in turn engage in short sales of the securities in the course of hedging the positions they assume. The selling stockholder may also sell securities short and deliver these securities to close out their short positions, or loan or pledge the securities to broker-dealers that in turn may sell these securities. The selling stockholder may also enter into option or other transactions with broker-dealers or other financial institutions or create one or more derivative securities which require the delivery to such broker-dealer or other financial institution of securities offered by this prospectus, which securities such broker-dealer or other financial institution may resell pursuant to this prospectus (as supplemented or amended to reflect such transaction).

The selling stockholder and any broker-dealers or agents that are involved in selling the securities may be deemed to be “underwriters” within the meaning of the Securities Act in connection with such sales. In such event, any commissions received by such broker-dealers or agents and any profit on the resale of the securities purchased by them may be deemed to be underwriting commissions or discounts under the Securities Act. The selling stockholder has informed the Company that it does not have any written or oral agreement or understanding, directly or indirectly, with any person to distribute the securities.

The Company is required to pay certain fees and expenses incurred by the Company incident to the registration of the securities. The Company has agreed to indemnify the selling stockholder against certain losses, claims, damages and liabilities, including liabilities under the Securities Act.

We agreed to keep this prospectus effective until the selling stockholder no longer owns any Warrants or shares of common stock issuable upon exercise of the Warrants. The resale securities will be sold only through registered or licensed brokers or dealers if required under applicable state securities laws. In addition, in certain states, the resale securities covered hereby may not be sold unless they have been registered or qualified for sale in the applicable state or an exemption from the registration or qualification requirement is available and is complied with.

Under applicable rules and regulations under the Exchange Act, any person engaged in the distribution of the resale securities may not simultaneously engage in market making activities with respect to the common stock for the applicable restricted period, as defined in Regulation M, prior to the commencement of the distribution. In addition, the selling stockholder will be subject to applicable provisions of the Exchange Act and the rules and regulations thereunder, including Regulation M, which may limit the timing of purchases and sales of the common stock by the selling stockholder or any other person. We will make copies of this prospectus available to the selling stockholder and have informed them of the need to deliver a copy of this prospectus to each purchaser at or prior to the time of the sale (including by compliance with Rule 172 under the Securities Act).

USE OF PROCEEDS

All shares of our common stock offered by this prospectus are being registered for the account of the selling stockholder identified herein. We will not receive any of the proceeds from the sale of these shares.

We will receive proceeds from any cash exercise of the Warrants, which, if exercised in cash with respect to all of the 18,199,198 shares of common stock underlying the Warrants, would result in gross proceeds to us of a maximum of approximately $15.7 million.

We intend to use any proceeds received by us from the cash exercise of the warrants for working capital and general corporate purposes. As of the date of this prospectus, we cannot specify with certainty all of the particular uses for the net proceeds to us from the cash exercise of the Warrants. Accordingly, our management will have broad discretion in the timing and application of these proceeds. The holders of the Warrants may exercise the Warrants at their own discretion and at any time until their expiration subject to and in accordance with the terms of the Warrants. As a result, we cannot predict when or if the Warrants will be exercised, and it is possible that the Warrants may expire and never be exercised. In addition, the Warrants are exercisable on a cashless basis if at the time of exercise there is no effective registration statement registering, or the prospectus contained therein is not available for, the issuance of shares of common stock for which the warrants are exercisable. As a result, we may never receive meaningful, or any, cash proceeds from the exercise of the warrants.

INCORPORATION OF CERTAIN INFORMATION BY REFERENCE

The SEC allows us to “incorporate by reference” information from other documents that we file with it, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is considered to be part of this prospectus. Information in this prospectus supersedes information incorporated by reference that we filed with the SEC prior to the date of this prospectus. We incorporate by reference into this prospectus and the registration statement of which this prospectus is a part the information or documents listed below that we have filed with the SEC:

●	Our Annual Report on Form 10-K for the year ended December 31, 2024 (filed on March 21, 2025);

●	Our Current Reports on Form 8-K filed on February 10, 2025; February 13, 2025; and February 26, 2025; and

●

the description of our common stock, par value $0.001 per share contained in our Registration Statement on Form 8-A, dated and filed with the SEC on April 28, 2016, and any amendment, exhibit to Form 10-K, or report filed with the SEC for the purpose of updating the description.

Additionally, all documents filed by us with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act after (i) the date of the initial registration statement and prior to effectiveness of the registration statement, and (ii) the date of this prospectus and before the termination or completion of any offering hereunder, shall be deemed to be incorporated by reference into this prospectus from the respective dates of filing of such documents, except that we do not incorporate any document or portion of a document that is “furnished” to the SEC, but not deemed “filed.”

We will furnish without charge to you, on written or oral request, a copy of any or all of the documents incorporated by reference in this prospectus, including exhibits to these documents. You should direct any requests for documents to: Moleculin Biotech, Inc., Attn: Corporate Secretary, 5300 Memorial Drive, Suite 950, Houston, TX 77007.

You also may access these filings on our website at www.moleculin.com. We do not incorporate the information on our website into this prospectus or any supplement to this prospectus and you should not consider any information on, or that can be accessed through, our website as part of this prospectus or any supplement to this prospectus (other than those filings with the SEC that we specifically incorporate by reference into this prospectus or any supplement to this prospectus).

Any statement contained in a document incorporated or deemed to be incorporated by reference in this prospectus will be deemed modified, superseded or replaced for purposes of this prospectus to the extent that a statement contained in this prospectus modifies, supersedes or replaces such statement.

WHERE YOU CAN FIND MORE INFORMATION

We have filed with the SEC a registration statement on Form S-1 under the Securities Act for the securities being offered by this prospectus. This prospectus, which is part of the registration statement, does not contain all of the information included in the registration statement and the exhibits. For further information about us and the securities offered by this prospectus, you should refer to the registration statement and its exhibits. References in this prospectus to any of our contracts or other documents are not necessarily complete, and you should refer to the exhibits attached to the registration statement for copies of the actual contract or document. SEC filings are also available to the public at the SEC’s website at www.sec.gov.

We are subject to the reporting and information requirements of the Exchange Act and, as a result, we file periodic and current reports, proxy statements and other information with the SEC. We make our periodic reports and other information filed with or furnished to the SEC, available, free of charge, through our website as soon as reasonably practicable after those reports and other information are filed with or furnished to the SEC. Additionally, these periodic reports, proxy statements and other information are available for inspection and copying at the public reference room and website of the SEC referred to above.

LEGAL MATTERS

ArentFox Schiff LLP, Washington, DC, will pass upon the validity of the securities offered by this prospectus for us. Legal matters will be passed upon for any underwriters, dealers or agents by counsel named in the applicable prospectus supplement.

EXPERTS

The audited financial statements incorporated by reference in this prospectus and elsewhere in the registration statement have been so incorporated by reference in reliance upon the report of Grant Thornton LLP, independent registered public accountants, upon the authority of said firm as experts in accounting and auditing.

Moleculin Biotech, Inc.

18,199,198 Shares of Common Stock

PROSPECTUS

__________________, 2025

PART II - INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13. Other Expenses of Issuance and Distribution.

The following table sets forth the estimated costs and expenses to be incurred in connection with the issuance and distribution of the securities of Moleculin Biotech, Inc. (the “Registrant”) which are registered under this Registration Statement on Form S-1 (this “Registration Statement”), other than placement agent commissions. All amounts are estimates except the Securities and Exchange Commission registration fee and the Financial Industry Regulatory Authority, Inc. (“FINRA”) filing fee.

The following expenses will be borne solely by the Registrant:

Amount to be Paid
SEC Registration fee	$2,953.48
Legal fees and expenses	15,000.00
Accounting fees and expenses	50,000.00
Miscellaneous fees and expenses	5,000.00
Total	$72,953.48

Item 14. Indemnification of Directors and Officers.

The Amended and Restated Certificate of Incorporation and Amended and Restated Bylaws of Moleculin Biotech, Inc. ("MBI") authorize it to indemnify directors, officers, employees and agents of MBI against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement, actually and reasonably incurred in connection with any action, suit or proceeding, if the party to be indemnified acted in good faith and in a manner that he or she reasonably believed to be in or not opposed to the best interests of MBI, and, with respect to any criminal action or proceeding, such party had no reasonable cause to believe his conduct was unlawful. The Amended and Restated Certificate of Incorporation and the Amended and Restated Bylaws of MBI also authorize it to indemnify directors, officers, employees and agents of MBI who are or were a party to or threatened to be a party to, any threatened, pending, or completed action or suit by or in the right of MBI to procure a judgment in its favor by reason of the fact the he or she was a director, officer, employee or agent of MBI or of another entity at the request of MBI, against expenses (including reasonable attorneys’ fees) actually and reasonably incurred by him or her in connection with the defense or settlement of such action or suit if he or she acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the best interests of MBI.

The Amended and Restated Bylaws also permit MBI to enter into indemnity agreements with its employees and agents. MBI has entered into such agreements with its directors and officers and may in the future enter into such agreements with other employees or agents. These agreements, together with the Amended and Restated Bylaws and Amended and Restated Certificate of Incorporation, may require MBI, among other things, to indemnify employees or agents against certain liabilities that may arise by reason of their status or service as directors (other than liabilities resulting from willful misconduct of a culpable nature), to advance expenses to them as they are incurred, provided that they undertake to repay the amount advanced if it is ultimately determined by a court that they are not entitled to indemnification, and to obtain and maintain directors’ and officers’ insurance if available on reasonable terms.

MBI’s Amended and Restated Certificate of Incorporation provides that directors shall have no personal liability to MBI or its stockholders for monetary damages for breach of fiduciary duty as a director, except (i) for any breach of a director’s duty of loyalty to MBI or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) under section 174 of the General Corporation Law of Delaware as it may from time to time be amended or any successor provision thereto, or (iv) for any transaction from which a director derived an improper personal benefit.

MBI currently has directors’ and officers’ liability insurance. Delaware General Corporation Law, Section 145, and the Amended and Restated Certificate of Incorporation and Amended and Restated Bylaws of MBI provide for the indemnification of officers, directors and other corporate agents in terms sufficiently broad to indemnify such persons, under certain circumstances, for liabilities (including reimbursement of expenses incurred) arising under the Securities Act.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons pursuant to the foregoing provisions, or otherwise, MBI has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable.

Item 15. Recent Sales of Unregistered Securities.

Except as set forth below, in the three years preceding the filing of this Registration Statement, the Registrant has not issued any securities that were not registered under the Securities Act:

During the three months ended June 30, 2022, the Company issued warrants to purchase 3,334 shares of common stock with an exercise price of $22.35 per share to two entities providing clinical trial advisory services.

During the three months ended September 30, 2022, the Company entered into a portfolio advisory agreement with a related party entity, and in connection with the agreement, the Company granted warrants to purchase 16,667 shares of common stock with a ten-year term and an exercise price of $18.60.

In March 2023, the Company terminated a sublicense agreement, and pursuant to the termination, the Company agreed to pay sublicensee (or its designees) shares of Company common stock valued at $800,000. On March 22, 2023, the Company issued 54,808 shares of common stock to the sublicensee (or its designee) to satisfy this commitment.

In June 2023, the Company issued warrants to purchase 10,001 shares of common stock with an exercise price of $9.00 per share to two entities providing consulting services, which warrants will vest annually over four years while services are being performed.

In August 2023, the Company issued warrants to purchase 6,667 shares of common stock with an exercise price of $9.30 to an entity providing consulting services, which warrants will vest based on performance of certain services.

On December 20, 2023, we entered into Securities Purchase Agreements (the “December Purchase Agreement”) with an institutional investor and several of our executive officers, advisors, and a member of our board of directors (collectively, the “Investors”) for the sale of: (i) 240,151 shares (the “December Shares”) of our common stock, par value $0.001 per share, and (ii) pre-funded warrants to purchase 229,506 shares of common stock in lieu thereof (the “December Pre-Funded Warrants”) in a registered direct offering (the “December Offering”). In a concurrent private placement (the “December Private Placement”), we also sold to the Investors unregistered warrants to purchase up to an aggregate of 939,316 shares of common stock (the “December Common Warrants”). The combined purchase price of one share of common stock (or December Pre-Funded Warrant in lieu thereof) and accompanying December Common Warrant was $9.60 for the institutional investor, and $10.35 for the executive officers, employees, advisors and the member of our board of directors who participated in the December Offering.

Subject to certain ownership limitations, each of the December Common Warrants becomes exercisable on the effective date of such stockholder approval as may be required by the applicable rules and regulations of the Nasdaq Stock Market with respect to the issuance of all of the December Common Warrants and the common stock upon the exercise thereof. On February 14, 2024, we held a special meeting of stockholders at which our stockholders approved the issuance of up to 939,316 shares of our common stock upon the exercise of the December Common Warrants. Subject to certain ownership limitations, each December Common Warrant will have an exercise price of $9.60 per share, expire five years from the date of stockholder approval and will become exercisable beginning on the effective date of stockholder approval (February 14, 2024) for the shares issuable upon the exercise of the December Common Warrants.

On February 25, 2025, the Company entered into a Securities Purchase Agreement with an institutional investor (the Investor) for the sale by the Company of 1,150,000 shares of the Company’s common stock and pre-funded warrants to purchase 2,121,029 shares of common stock (the Pre-Funded Warrants) in a registered direct offering (the February Offering). In a concurrent private placement (the February Private Placement), the Company also sold to the Investor unregistered Series D common stock purchase warrants(the Series D Warrants) to purchase up to an aggregate of 6,542,058 shares of common stock. The combined purchase price of one share of common stock (or Pre-Funded Warrant in lieu thereof) and accompanying warrants was $1.07. The closing of the February Offering and February Private Placement occurred on February 26, 2025. Series D Warrants issued in the February Private Placement and the shares issuable upon exercise of the Series D Warrants were offered in a private placement under Section 4(a)(2) of the Securities Act and Regulation D promulgated thereunder and have not been registered under the Securities Act or applicable state securities laws.

On February 13, 2025, we entered into a warrant exercise inducement offer letter (the Inducement Letter) with a holder of certain existing warrants (the Holder) pursuant to which the Holder received the Series C Warrants (also referred to as “Inducement Warrants”) to purchase up to a number of shares of common stock equal to 200% of the number of warrant shares issued pursuant to the exercise of certain existing warrants to purchase up to 5,828,570 shares of common stock, which the Holder agreed to exercise for cash at a reduced exercise price of $1.00 per share of common stock in exchange for the Company’s agreement to issue the Inducement Warrants to purchase up to 11,657,140 shares of the Company’s common stock. The Inducement Warrants were issued on February 14, 2025. The Inducement Warrants and the shares issuable upon exercise of the Inducement Warrants were issued pursuant to the exemption from the registration requirements of the Securities Act available under Section 4(a)(2).

All of the securities above were issued in reliance on the exemption from registration provided by Section 4(a)(2) of the Securities Act or Regulation D promulgated thereunder.

Item 16. Exhibits and Financial Statement Schedules.

(a) Exhibits:

Exhibit Number	Description

3.1	Amended and Restated Certificate of Incorporation of Moleculin Biotech, Inc. (incorporated by reference to exhibit 3.1 of the Form S-1/A filed March 21, 2016)

3.2	Certificate of Amendment of the Amended and Restated Certificate of Incorporation of Moleculin Biotech, Inc. (incorporated by reference to Exhibit 3.1 of the Form 8-K filed May 24, 2019)

3.3	Certificate of Amendment of the Amended and Restated Certificate of Incorporation of Moleculin Biotech, Inc. (incorporated by reference to Exhibit 3.1 of the Form 8-K filed January 29, 2021)

3.4	Certificate of Amendment of the Amended and Restated Certificate of Incorporation of Moleculin Biotech, Inc. (incorporated by reference to Exhibit 3.1 of the Form 8-K filed March 19, 2024)

3.5	Fourth Amended and Restated Bylaws of Moleculin Biotech., Inc. (incorporated by reference to Exhibit 3.1 of the Form 8-K filed December 21, 2023)

4.1	Form of Warrant Agreement issued in February 2020 offering (incorporated by reference to Exhibit 4.1 of the Form 8-K filed February 6, 2020)

4.2	Form of Placement Agent Warrant Agreement issued in February 2020 offering (incorporated by reference to Exhibit 4.2 of the Form 8-K filed February 6, 2020)

4.3	Form of Pre-Funded Warrant issued in December 2023 offering (incorporated by reference to Exhibit 4.1 of the Form 8-K filed December 21, 2023)

4.4	Form of Common Warrant issued in December 2023 offering (incorporated by reference to Exhibit 4.2 of the Form 8-K filed December 21, 2023)

4.5	Form of Pre-Funded Warrant issued in August 2024 offering (incorporated by reference to Exhibit 4.9 of the Form S-1/A filed August 15, 2024)

4.6	Form of Series A Common Warrant issued in August 2024 offering (incorporated by reference to Exhibit 4.10 of the Form S-1/A filed August 15, 2024)

4.7	Form of Series B Common Warrant issued in August 2024 offering (incorporated by reference to Exhibit 4.11 of the Form S-1/A filed August 15, 2024)

4.8	Form of Placement Agent Warrant issued in August 2024 offering (incorporated by reference to Exhibit 4.12 of the Form S-1/A filed August 15, 2024)

4.9	Form of Inducement Warrant (incorporated by reference to Exhibit 4.1 of the Form 8-K filed February 13, 2025)

4.10	Form of Pre-Funded Warrant issued in February 2025 offering (incorporated by reference to Exhibit 4.1 of the Form 8-K filed February 26, 2025)

4.11	Form of Common Warrant issued in February 2025 offering (incorporated by reference to Exhibit 4.2 of the Form 8-K filed February 26, 2025)

5.1*	Opinion of ArentFox Schiff LLP

10.1**	Moleculin Biotech, Inc. Amended and Restated 2015 Stock Plan, as amended (incorporated by reference to Exhibit 4.5 of the Form S-8 file number 333-272814, filed June 21, 2023)

10.2	Rights Transfer Agreement between Moleculin Biotech, Inc. and AnnaMed, Inc. (incorporated by reference to exhibit 10.2 of the Form S-1/A filed March 21, 2016)

10.3

Patent and Technology License Agreement dated June 21, 2010 by and between The Board of Regents of the University of Texas System and Moleculin, LLC (incorporated by reference to exhibit 10.3 of the Form S-1/A filed March 21, 2016)

10.4

Amendment No. 1 to the Patent and Technology License Agreement dated June 21, 2010 by and between The Board of Regents of the University of Texas System and Moleculin, LLC (incorporated by reference to exhibit 10.4 of the Form S-1/A filed March 21, 2016)

10.5

Patent and Technology License Agreement dated April 2, 2012 by and between The Board of Regents of the University of Texas System and IntertechBio Corporation (incorporated by reference to exhibit 10.5 of the Form S-1/A filed March 21, 2016)

10.6

Amendment No. 1 to the Patent and Technology License Agreement dated April 2, 2012 by and between The Board of Regents of the University of Texas System and IntertechBio Corporation (incorporated by reference to exhibit 10.6 of the Form S-1/A filed March 21, 2016)

10.7	Rights Transfer Agreement dated between Moleculin Biotech, Inc. and IntertechBio Corporation dated August 11, 2015 (incorporated by reference to exhibit 10.10 of the Form S-1/A filed March 21, 2016)

10.8	Agreement and Plan of Merger between Moleculin Biotech, Inc. and Moleculin, LLC (incorporated by reference to exhibit 10.11 of the Form S-1/A filed March 21, 2016)

10.9

Technology Rights and Development License Agreement to be entered into by Moleculin Biotech, Inc. and Houston Pharmaceuticals, Inc. (incorporated by reference to exhibit 10.13 of the Form S-1/A filed April 15, 2016)

10.10	Lease Agreement for 5300 Memorial (incorporated by reference to Exhibit 10.1 of the Form 10-Q filed May 14, 2018)

10.11†

Patent And Technology License Agreement dated February 12, 2018 by and between The Board of Regents of The University Of Texas System on behalf of The University Of Texas M. D. Anderson Cancer Center and Moleculin Biotech, Inc. (incorporated by reference to Exhibit 10.2 of the Form 10-Q filed May 14, 2018)

10.12	Sublicense Agreement dated as of February 19, 2019 entered into between the Company and Animal Life Sciences, LLC (incorporated by reference to Exhibit 10.22 of the Form 10-K filed February 21, 2019)

10.13	Consulting Agreement, dated March 16, 2020, entered into between the Company and Houston Pharmaceuticals, Inc. (HPI) (incorporated by reference to Exhibit 10.24 of the Form 10-K filed March 19, 2020)

10.14	Equipment Lab Letter, dated March 16, 2020, entered into between the Company and Houston Pharmaceuticals, Inc. (HPI) (incorporated by reference to Exhibit 10.25 of the Form 10-K filed March 19, 2020)

10.15

Scientific Advisory Board Agreement, dated February 28, 2020, entered into between the Company and Waldemar Priebe, PhD (incorporated by reference to Exhibit 10.26 of the Form 10-K filed March 19, 2020)

10.16+

Amendment No. 3 to Patent and Technology License Agreement between the Parties dated April 2, 2012, dated May 20, 2020, entered into between the Company and the Board of Regents of The University of Texas System, on behalf of The University of Texas M.D. Anderson Cancer Center (incorporated by reference to Exhibit 10.1 of the Form 10-Q filed August 12, 2020)

10.17+

Amendment No. 4 to Patent and Technology License Agreement between the Parties dated April 2, 2012, dated June 15, 2021, entered into between the Company and the Board of Regents of The University of Texas System, on behalf of The University of Texas M.D. Anderson Cancer Center (incorporated by reference to Exhibit 10.4 of the Form 10-Q filed August 12, 2021)

10.18+

Patent And Technology License Agreement dated June 29, 2017 by and between The Board of Regents of The University Of Texas System on behalf of The University Of Texas M. D. Anderson Cancer Center and Moleculin Biotech, Inc. (incorporated by reference to Exhibit 10.30 of the Form 10-K filed March 24, 2022)

10.19+

Amendment No. 1 to the Patent And Technology License Agreement dated June 29, 2017 by and between The Board of Regents of The University Of Texas System on behalf of The University Of Texas M. D. Anderson Cancer Center and Moleculin Biotech, Inc. (incorporated by reference to Exhibit 10.31 of the Form 10-K filed March 24, 2022)

10.20+

Patent And Technology License Agreement dated December 2, 2021 by and between The Board of Regents of The University Of Texas System on behalf of The University Of Texas M. D. Anderson Cancer Center and Moleculin Biotech, Inc. (incorporated by reference to Exhibit 10.32 of the Form 10-K filed March 24, 2022)

10.21+

Patent And Technology License Agreement dated December 3, 2021 by and between The Board of Regents of The University Of Texas System on behalf of The University Of Texas M. D. Anderson Cancer Center and Moleculin Biotech, Inc. (incorporated by reference to Exhibit 10.33 of the Form 10-K filed March 24, 2022)

10.22+

Patent And Technology License Agreement dated February 3, 2022 by and between The Board of Regents of The University Of Texas System on behalf of The University Of Texas M. D. Anderson Cancer Center and Moleculin Biotech, Inc. (incorporated by reference to Exhibit 10.34 of the Form 10-K filed March 24, 2022)

10.23+

Patent and Technology License Agreement dated October 21, 2022 by and between The Board of The University Of Texas System on behalf of The University Of Texas M.D. Anderson Cancer Center and Moleculin Biotech, Inc. (incorporated by reference to Exhibit 10.27 of the Form 10-K filed March 22, 2023)

10.24	First Amendment to Commercial Lease Agreement for 5300 Memorial (incorporated by reference to Exhibit 10.1 of the Form 10-Q filed November 13, 2023)

10.25**	Amended and Restated Employment Agreement between Moleculin Biotech, Inc. and Walter V. Klemp dated January 4, 2024 (incorporated by reference to Exhibit 10.1 of the Form 8-K filed January 5, 2024)

10.26**	Amended and Restated Employment Agreement between Moleculin Biotech, Inc. and Jonathan P. Foster dated January 4, 2024 (incorporated by reference to Exhibit 10.2 of the Form 8-K filed January 5, 2024)

10.27 **	Employment Agreement between Moleculin Biotech, Inc. and Donald Picker dated January 4, 2024 (incorporated by reference to Exhibit 10.3 of the Form 8-K filed January 5, 2024)

10.28	Engagement Agreement between Moleculin Biotech, Inc. and H.C. Wainwright & Co., LLC dated June 8, 2024 (incorporated by reference to Exhibit 1.1 of the Form S-1/A filed August 15, 2024)

10.29	Form of Securities Purchase Agreement in August 2024 offering (incorporated by reference to Exhibit 10.32 of the Form S-1/A filed August 15, 2024)

10.30	Form of Warrant Amendment Agreement (incorporated by reference to Exhibit 10.2 of the 8-K filed August 16, 2024)

10.31**	Moleculin Biotech, Inc. 2024 Stock Plan (incorporated by reference to Exhibit 10.1 of the Form 8-K filed October 25, 2024)

10.32	Form of Inducement Letter (incorporated by reference to Exhibit 10.1 of the Form 8-K filed February 13, 2025)

10.33	Form of Securities Purchase Agreement (incorporated by reference to Exhibit 10.1 of the Form 8-K filed February 26, 2025)

10.34	Placement Agency Agreement between Moleculin Biotech, Inc. and Roth Capital Partners, LLC (incorporated by reference to Exhibit 10.2 of the Form 8-K filed February 26, 2025)

19	Moleculin Biotech, Inc. Insider Trading Policy (incorporated by reference to Exhibit 19 of the Form 10-K filed March 21, 2025)

21	Subsidiaries of the Registrant (incorporated by reference to Exhibit 21 of the Form 10-K filed March 22, 2023)

23.1*	Consent of Grant Thornton LLP

23.2*	Consent of ArentFox Schiff LLP (included in Exhibit 5.1)

24.1*	Power of Attorney (included on signature page)

107 *	Filing Fee Table

*	Filed herewith.
**	Management contract or compensatory plan, contract or arrangement.
+

Pursuant to Item 601(b)(10)(iv) of Regulation S-K promulgated by the SEC, certain portions of this exhibit have been redacted.

The Company hereby agrees to furnish supplementally to the SEC, upon its request, an unredacted copy of this exhibit.

(b) Consolidated Financial Statement Schedules: All schedules are omitted because the required information is inapplicable or the information is presented in the consolidated financial statements and the related notes

Item 17. Undertakings

(a) The undersigned registrant hereby undertakes:

(1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(i) to include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

(ii) to reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Securities and Exchange Commission (the “Commission” ) pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20 percent change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement; and

(iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

provided, however, that paragraphs (a)(1)(i), (a)(1)(ii) and (a)(1)(iii) do not apply if the information required to be included in a post-effective amendment by those paragraphs is contained in reports filed with or furnished to the Commission by the registrant pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 (the “Exchange Act”) that are incorporated by reference in the registration statement, or is contained in a form of prospectus filed pursuant to Rule 424(b) that is part of the registration statement.

(2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(4) That, for the purpose of determining liability under the Securities Act of 1933 to any purchaser:

(i) Each prospectus filed by the Registrant pursuant to Rule 424(b)(3) shall be deemed to be part of this Registration Statement as of the date the filed prospectus was deemed part of and included in this Registration Statement; and

(ii) Each prospectus required to be filed pursuant to Rule 424(b)(2), (b)(5), or (b)(7) (ß 230.424(b)(2), (b)(5), or (b)(7) of this chapter) as part of a registration statement in reliance on Rule 430B relating to an offering made pursuant to Rule 415(a)(1)(i), (vii), or (x) (ß 230.415(a)(1)(i), (vii), or (x) of this chapter) for the purpose of providing the information required by section 10(a) of the Securities Act of 1933 shall be deemed to be part of and included in the registration statement as of the earlier of the date such form of prospectus is first used after effectiveness or the date of the first contract of sale of securities in the offering described in the prospectus. As provided in Rule 430B, for liability purposes of the issuer and any person that is at that date an underwriter, such date shall be deemed to be a new effective date of the registration statement relating to the securities in the registration statement to which that prospectus relates, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such effective date, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such effective date.

(b) The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant’s annual report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan’s annual report pursuant to section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(c) Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than a payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized in the City of Houston, Texas, on March 31, 2025.

MOLECULIN BIOTECH, INC. (Registrant)

By:	/s/ Walter V. Klemp
Walter V. Klemp President, Chief Executive Officer and Chairman

POWER OF ATTORNEY

KNOW ALL MEN AND WOMEN BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints either Walter V. Klemp or Jonathan P. Foster, his or her true and lawful attorneys-in-fact and agents, with full power of substitution and resubstitution for him or her and in his or her name, place and stead, in any and all capacities, to sign any and all amendments (including post-effective amendments) to this Registration Statement, and any subsequent registration statements pursuant to Rule 462 of the Securities Act of 1933 and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he or she might or could do in person, hereby ratifying and confirming all that each of said attorney-in-fact or his or her substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, as amended, this registration statement has been signed below by the following persons in the capacities and on the dates indicated:

SIGNATURE	TITLE	DATE

/s/ Walter V. Klemp	President, Chief Executive Officer and Chairman	March 31, 2025
Walter V. Klemp	(Principal Executive Officer)

/s/ Jonathan P. Foster	Executive Vice President and Chief Financial Officer	March 31, 2025
Jonathan P. Foster	(Principal Financial Officer and Principal Accounting Officer)

/s/ Robert George	Director	March 31, 2025
Robert George

/s/ Michael Cannon	Director	March 31, 2025
Michael Cannon

/s/ John Climaco	Director	March 31, 2025
John Climaco

/s/ Elizabeth Cermak	Director	March 31, 2025
Elizabeth Cermak

/s/ Joy Yan	Director	March 31, 2025
Joy Yan